Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MIDSTATES PETROLEUM COMPANY, INC.,

MIDSTATES HOLDINGS, INC.

AND

AMPLIFY ENERGY CORP.

DATED AS OF MAY 5, 2019

i

4.20	Intellectual Property	44
4.21	Insurance	45
4.22	Regulatory Matters	45
4.23	Brokers and Other Advisors	45
4.24	Opinion of Financial Advisor	45
4.25	Related Party Transactions	45
4.26	Company Credit Agreement Amendment	46
4.27	No Other Representations or Warranties	46

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		46

5.1	Organization, General Authority and Standing	47
5.2	Capital Structure	47
5.3	Parent Subsidiaries; Equity Interests	48
5.4	Capitalization of Merger Sub; Business Conduct	49
5.5	Authority; Execution and Delivery; Enforceability	49
5.6	No Conflicts; Consents	50
5.7	SEC Documents; Undisclosed Liabilities	51
5.8	Information Supplied	52
5.9	Absence of Certain Changes or Events	52
5.10	Taxes	52
5.11	Labor Relations	54
5.12	Employee Benefits	54
5.13	Title to Properties; Oil and Gas Properties	56
5.14	Reserve Report	57
5.15	Material Contracts	57
5.16	Litigation	59
5.17	Compliance with Laws	59
5.18	Environmental Matters	59
5.19	Indebtedness	60
5.20	Material Customers and Material Suppliers	60
5.21	Intellectual Property	60
5.22	Insurance	61
5.23	Regulatory Matters	61
5.24	Brokers and Other Advisors	61
5.25	Opinion of Financial Advisor	61
5.26	Related Party Transactions	62
5.27	No Other Representations or Warranties	62

ARTICLE VI COVENANTS		62

6.1	Conduct of Business by the Company	63
6.2	Conduct of Business by Parent	65
6.3	Consummation of the Merger	68
6.4	No Solicitation by Company and Company Change in Recommendation	69
6.5	No Solicitation by Parent and Parent Change in Recommendation	74

ii

6.6	Access to Information: Confidentiality	78
6.7	Public Statements	79
6.8	Takeover Laws	80
6.9	Obligations of Merger Sub	80
6.10	Indebtedness	80
6.11	Indemnification; Directors’ and Officers’ Insurance	81
6.12	Section 16 Matters	83
6.13	Employee Matters	83
6.14	Transaction Litigation	86
6.15	Cessation of Quotation	86
6.16	Preparation of Form S-4 and Joint Proxy Statement/Prospectus	86
6.17	Company Stockholders Meeting; Parent Stockholders Meeting; Other Approvals	88
6.18	Intended Tax Treatment	90
6.19	Treatment of Company Warrants	91
6.20	Treatment of Company Registration Rights Agreement	91
6.21	Waiver of Company Change in Control Payments	92

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER		92

7.1	Mutual Closing Conditions	92
7.2	Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger	92
7.3	Conditions to the Company’s Obligations to Effect the Merger	93
7.4	Frustration of Closing Conditions	95

ARTICLE VIII TERMINATION		95

8.1	Termination of Agreement	95
8.2	Procedure Upon Termination	96
8.3	Effect of Termination	96
8.4	Fees and Expense Reimbursement	97

ARTICLE IX MISCELLANEOUS		99

9.1	Amendment or Supplement	99
9.2	Counterparts	99
9.3	Notices	99
9.4	Assignment	100
9.5	Entire Understanding: No Third-Party Beneficiaries	100
9.6	Severability	100
9.7	Governing Law; Venue; Waiver of Jury Trial	101
9.8	No Recourse	101
9.9	Affiliate Liability	102
9.10	Specific Performance	102
9.11	Transfer Taxes	102

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 5, 2019 (this “Agreement”), is entered into by and among Midstates Petroleum Company, Inc., a Delaware corporation (“Parent”), Midstates Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and Amplify Energy Corp., a Delaware corporation (the “Company” and collectively with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, Parent owns (a) all of the issued and outstanding capital stock of Merger Sub and (b) all of the issued and outstanding membership interests and other equity interests, if any, of Alpha Mike Holdings, LLC, a Delaware limited liability company (“LLC Sub”);

WHEREAS, the Parties wish to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving entity and a direct, wholly owned Parent Subsidiary (such merger, the “Merger”);

WHEREAS, in connection with the Merger, at the Effective Time each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Appraisal Shares, or Cancelled Shares) shall be automatically converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to the holders of Company Common Stock at the Company Stockholders Meeting to approve its adoption, and (e) resolved to recommend that the holders of Company Common Stock approve the adoption of this Agreement (the “Company Board Recommendation”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock pursuant to this Agreement (the “Parent Stock Issuance”), are in the best interests of, and advisable to, Parent and its stockholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, (c) approved the execution, delivery and performance by Parent of this Agreement, including the Merger and the Parent Stock Issuance, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to the holders of Parent Common

Stock at the Parent Stockholders Meeting to approve the Parent Stock Issuance, and (e) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (the “Parent Board Recommendation”), subject to the terms and conditions in this Agreement;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, and (c) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (and Parent, as sole stockholder of Merger Sub, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub adopting this Agreement and approving the transactions contemplated hereby in accordance with the DGCL (as defined herein), which consent shall become effective immediately following the execution and delivery of this Agreement and shall be irrevocable);

WHEREAS, as an inducement to Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of the Agreement, certain stockholders of the Company (the “Company Designated Stockholders”) and Parent (the “Parent Designated Stockholders” and together with the Company Designated Stockholders, the “Designated Stockholders”) set forth on Schedule 1.1(a) of the Company Disclosure Letter and Parent Disclosure Letter, respectively, have entered into voting and support agreements (the “Designated Stockholder Voting Agreements”);

WHEREAS, immediately following the effectiveness of the Merger, the Surviving Entity shall be merged with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct, wholly owned subsidiary of Parent; and

WHEREAS, each of the Parties hereto intends that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1                         Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including, but not limited to, voting securities, by contract or agency or otherwise. For purposes of this Agreement: (i) Parent and the Parent Subsidiaries shall not be considered Affiliates of the Company and the Company Subsidiaries and (ii) the Company and the Company Subsidiaries shall not be considered Affiliates of Parent and the Parent Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Appraisal Shares” has the meaning set forth in Section 3.4.

“Benefit Plan” means (a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and (b) any bonus, incentive, deferred compensation, termination, hospitalization or other medical, dental, vision, accident, disability, life insurance, vacation, paid time off or other material fringe benefit plan, program, policy, agreement or arrangement, or any employment, change in control, retention or severance, profit sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity or equity-based compensation plan, program, policy, agreement or arrangement.

“Book-Entry Shares” has the meaning set forth in Section 3.3(b)(i).

“Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning set forth in Section 3.1(b)(iii).

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Certificates” has the meaning set forth in Section 3.3(b)(i).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.4(e)(ii).

“Company Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of the Parent Subsidiaries) involving: (A) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any Company Subsidiary (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (B) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or (C) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that is structured to permit any Person or group to acquire beneficial ownership of 15% or more of the Company’s and the Company Subsidiaries’ assets or equity interests.

“Company Balance Sheet” has the meaning set forth in Section 4.6(c).

“Company Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to (or required to be contributed to) by the Company or any Company Subsidiary, or otherwise with respect to which the Company or any Company Subsidiary has any current or contingent liability.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.4(b).

“Company Board RSU” means each restricted stock unit of the Company issued to the members of the Company Board subject to service-based vesting conditions, whether granted pursuant to the Company Stock Plans or otherwise, that is outstanding immediately prior to the Effective Time.

“Company Borrowing Base Amendment” means an amendment to the Company Credit Agreement to increase the borrowing base thereunder so that the total borrowing base thereunder after giving effect to such amendment is an amount sufficient for the combined company’s liquidity needs.

“Company CIC Payments” has the meaning set forth in Section 6.21.

“Company Change in Recommendation” has the meaning set forth in Section 6.4(c).

“Company Common Stock” has the meaning set forth in Section 4.2(a).

“Company Credit Agreement” means that certain Credit Agreement, dated as of November 2, 2018, by and among Amplify Energy Operating LLC, as borrower, Amplify Acquisitionco, Inc., as parent, Bank of Montreal, as administrative agent, and the financial institutions party thereto as lenders (as amended, restated, supplemented or otherwise modified from time to time).

“Company Credit Agreement Amendment” means an amendment to the Company Credit Agreement pursuant to which the required lenders thereunder consent to the consummation of the Merger and the other transactions contemplated by this Agreement to the extent required by the Company Credit Agreement.

“Company Designated Stockholders” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of the Company and its Affiliates) incurred by the Company or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions and ancillary documents related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement/Prospectus, the filing of any required notices under any antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger and the other transactions contemplated by this Agreement.

“Company Intellectual Property” has the meaning set forth in Section 4.20.

“Company Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Company Board prior to the Company Stockholder Approval; provided, however, that in no event shall the following events, facts, circumstances, developments or occurrences constitute a Company Intervening Event: (A) any event, fact, circumstance, development or occurrence resulting from any action taken or omitted by the Company or any Company Subsidiary that is required to be taken or omitted by the Company or any Company Subsidiary pursuant to this Agreement (other than with respect to any obligation of the Company and the Company Subsidiaries in accordance with Section 6.1), (B) the receipt, existence or terms of a Company Alternative Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Company Alternative Proposal, (C) any event, fact, circumstance, development or occurrence relating to Parent or any Parent Subsidiary that does not amount to a Parent Material Adverse Effect, (D) changes in the market price or trading volume of Company Common Stock, Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in the credit rating thereof or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof or the underlying facts giving rise or contributing to such event, fact, circumstance, development or occurrence may be taken into account for purposes of determining whether a Company Intervening Event has occurred if such cause or facts are not otherwise excluded under this definition), (E) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas or other commodities) in the United States or elsewhere in the world or (F) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world.

“Company Material Adverse Effect” means any change, event, effect or occurrence that (a) has a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents the consummation of the Merger, provided that in the case of clause (a), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (A) (I) the oil and gas exploration and production industry generally; (II) the natural gas gathering, compressing, treating, processing and transportation industry generally; (III) the natural gas liquids fractionating and transportation industry generally; (IV) the crude oil and condensate logistics and marketing industry generally; and (V) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (B) general U.S. or global economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, commodity prices, credit markets and price levels or trading volumes), (C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (F) the failure, in and of itself, of the Company or the Company Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of any securities or indebtedness of the Company or any Company Subsidiaries or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency and consummation of any of the transactions contemplated hereby, including the Merger, or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby, (H) the compliance with the covenants contained in this Agreement (other than with respect to any obligation of the Company or any Company Subsidiary in accordance with Section 6.1) and any loss of or change in relationship with any customer, supplier, vendor or other business partner, or departure of any employee or officer, of the Company or of any Company Subsidiary, (I) (1) any action taken by the Company or any Company Subsidiary at Parent’s written request or with Parent’s written consent or (2) the failure to take any action by the Company or any Company Subsidiary if that action is prohibited by this Agreement to the extent that Parent fails to give its written consent after receipt of a request therefor and (J)

the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, provided that the exceptions set forth in clauses (A), (B), (C), (D) and (E) shall not be excluded to the extent such effect has disproportionately affected the Company or any Company Subsidiary when compared to other Persons operating in the same industries.

“Company Material Customers” has the meaning set forth in Section 4.19(a).

“Company Material Suppliers” has the meaning set forth in Section 4.19(b).

“Company Permitted Liens” means, collectively:

(a)                                 to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b)                                 contractual or statutory mechanic’s, materialman’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of the Company in accordance with GAAP;

(c)                                  lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d)                                 (A) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (B) Liens on pipeline or pipeline facilities that arise out of operation of Law, or (C) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business;

(e)                                  Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f)                                   pre-judgment Liens and judgment Liens in existence less than fifteen (15) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g)                                  rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or the Company Subsidiaries’ properties or assets in any manner;

(h)                                 Liens existing on the date of this Agreement securing any Indebtedness;

(i)                                     all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or of any Company Subsidiary that are customarily granted in the oil and gas industry and do not (i) materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(j)                                    such title defects as Parent (in the case of title defects with respect to properties or assets of the Company or the Company Subsidiaries) has expressly waived in writing; and

(k)                                 all other Liens, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that are not such as to materially interfere with the operation, value or use of the property or asset affected.

“Company Permits” has the meaning set forth in Section 4.16(b).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company PSU” means each restricted stock unit of the Company subject to performance- and service-based vesting conditions, whether granted pursuant to the Company Stock Plans or otherwise, that is outstanding immediately prior to the Effective Time.

“Company Refinancing Facility” means any bank debt financing for the purposes of financing any repayment or refinancing of debt under the Company Credit Agreement, provided that such bank financing shall (x) permit the consummation of the Merger and the other transactions contemplated by this Agreement, (y) provide that the total borrowing base thereunder is an amount sufficient for the combined company’s liquidity needs and (z) otherwise be on terms and conditions no less favorable to the Company and the Company Subsidiaries than the Company Credit Agreement.

“Company Registration Rights Agreement” has the meaning set forth in Section 6.20.

“Company Reserve Report” has the meaning set forth in Section 4.13.

“Company Specified Contract” has the meaning set forth in Section 4.14(a).

“Company Stockholder Approval” has the meaning set forth in Section 4.4(c).

“Company Stockholders Meeting” means the special meeting of the holders of Company Common Stock to approve the adoption of this Agreement and other related matters (including any postponement, adjournment or recess thereof).

“Company Stock Option” means each stock option to acquire shares of Company Common Stock from the Company, whether granted pursuant to the Company Stock Plan or otherwise, that is outstanding immediately prior to the Effective Time.

“Company Stock Plan” means the Amplify Management Incentive Plan and the Amplify 2017 Non-Employee Directors Compensation Plan.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Superior Proposal” means a bona fide written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any Company Subsidiary that generated 50% or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith business judgment of the Company Board or any committee thereof, after consultation with its advisors and, would, if consummated in accordance with its terms, result in a transaction more favorable, in the opinion of the Company Board or any committee thereof in the exercise of its good faith business judgment, from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement (taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms and conditions of the Merger and/or this Agreement offered by Parent in response to such proposal or otherwise).

“Company Tax Opinion” has the meaning set forth in Section 7.3(e).

“Company Termination Fee” has the meaning set forth in Section 8.4(i).

“Company TSU” means each restricted stock unit or similar right of the Company (other than a Company PSU) payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, granted pursuant to the Company Stock Plan, that is outstanding immediately prior to the Effective Time.

“Company Warrant Agreement” means that certain Warrant Agreement dated as of May 4, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC.

“Company Warrants” means outstanding warrants issued pursuant to the Company Warrant Agreements.

“Confidentiality Agreement” has the meaning set forth in Section 6.6(c).

“Consent” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.13(a).

“Continuing Employee” has the meaning set forth in Section 6.13(a).

“Contract” has the meaning set forth in Section 4.5(a).

“Derivative Transaction” means any forward, future, hedge, swap, collar, put, call, floor, cap, option or other Contract that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons and produced Hydrocarbons, that binds a Person or any of its assets.

“Designated Stockholders” has the meaning set forth in the Recitals.

“Designated Stockholder Voting Agreements” has the meaning set forth in the Recitals.

“DGCL” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Environmental Law” means any Law enacted and in effect on or prior to the Closing Date that relates to pollution, protection of human health and safety (with respect to exposure to Hazardous Materials) or protection of the environment or natural resources.

“Environmental Permit” means any permit, license, consent, certification, registration, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq., as amended.

“Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. § 78a et seq., as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(b)(i).

“Filed Company SEC Documents” has the meaning set forth in Article IV.

“Filed Parent SEC Documents” has the meaning set forth in Article V.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent, pursuant to which Parent Common Stock issuable under this Agreement will be registered with the SEC (including any amendments or supplements thereto).

“GAAP” has the meaning set forth in Section 4.6(b).

“Governmental Entity” has the meaning set forth in Section 4.5(b).

“Hazardous Material” means any substance, material or waste that is listed, defined, designated, classified or otherwise regulated as “hazardous,” “toxic,” a “pollutant” or a “contaminant,” or words of similar meaning and regulatory effect, pursuant to any Environmental Law, including Hydrocarbons and any other petroleum and petroleum byproducts, naturally occurring radioactive minerals and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Immaterial Inaccuracies” means any inaccuracies in the representations and warranties of the Company in Section 4.2(a) or of Parent in Section 5.2(a) that individually or in the aggregate are immaterial relative to the total fully diluted equity capitalization of the Company or Parent, as applicable.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; provided, however, that Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnification Expenses” has the meaning set forth in Section 6.11(a).

“Indemnified Parties” has the meaning set forth in Section 6.11(a).

“Integrated Mergers” has the meaning set forth in the Recitals.

“Intellectual Property” means all intellectual property rights in the following: (a) trademarks, service marks, trade dress, logos, slogans, domain names, trade names and corporate names, all applications and registrations for the foregoing, including all renewals of the same, and together with the goodwill associated therewith, (b) patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues, (c) confidential information, trade secrets and know-how and (d) copyrightable works of authorship, copyrights, industrial designs and other design rights, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 6.16.

“Judgment” means any judgment, order, award, injunction or decree of a Governmental Entity or arbitrator.

“Knowledge” means the actual knowledge, after reasonable inquiry, of, in the case of the Company and the Company Subsidiaries, the individuals listed in Section 1.1 of the Company Disclosure Letter and, in the case of Parent and the Merger Sub, the individuals listed on Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, Judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b)(i).

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance, provided that “Lien” shall not include any license or any option or other covenant with respect to any Intellectual Property.

“LLC Sub” has the meaning set forth in the Recitals.

“LLC Sub Merger” has the meaning set forth in the Recitals.

“LLC Sub Merger Agreement” has the meaning set forth in Section 2.7.

“Maximum Amount” has the meaning set forth in Section 6.11(d).

“Measurement Date” has the meaning set forth in Section 4.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means (a) all interests in and rights with respect to Hydrocarbons and similar properties of any kind and nature, including Oil and Gas Leases, mineral interests and operating rights, and the interests in lands covered thereby or pooled, communitized or unitized therewith and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests and the interests in lands covered thereby or pooled, communitized or unitized therewith (including all Oil and Gas Leases, operating agreements, pooling, communitization or unitization agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions, (b) easements, rights-of-way, licenses, permits, surface use agreements and other surface interests used in connection with the ownership or operation of any other Oil and Gas Properties or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons therefrom and (c) interests in machinery, equipment (including wells, well equipment and machinery), facilities, rigs, pumps, plants and other personal property used in connection with the ownership or operation of any other Oil and Gas Properties or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons therefrom.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership (general or limited), the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“OTCQX” means the over-the-counter stock market operated by OTC Markets Group Inc.

“Other Party” means, (a) with respect to Parent and the Parent Subsidiaries, the Company, and (b) with respect to the Company and the Company Subsidiaries, Parent and Merger Sub.

“Outside Date” has the meaning set forth in Section 8.1(f).

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.13(d).

“Parent Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.5(e)(ii).

“Parent Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of the Parent Subsidiaries) involving: (A) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any Parent Subsidiary (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and the Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (B) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or (C) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent that is structured to permit any Person or group to acquire beneficial ownership of 15% or more of Parent’s and the Parent Subsidiaries’ assets or equity interests.

“Parent Balance Sheet” has the meaning set forth in Section 5.7(c).

“Parent Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to (or required to be contributed to) by Parent or any Parent Subsidiary, or otherwise with respect to which Parent or any Parent Subsidiary has any current or contingent liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in the Recitals.

“Parent Change in Recommendation” has the meaning set forth in Section 6.5(c).

“Parent Common Stock” has the meaning set forth in Section 5.2(a).

“Parent Designated Directors” has the meaning set forth in Section 2.6(a).

“Parent Designated Stockholders” has the meaning set forth in the Recitals.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of Parent and its Affiliates) incurred by Parent or Merger Sub or on their behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions and ancillary documents related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Form S-4 and Joint Proxy Statement/Prospectus, the filing of any required notices under any antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger and the other transactions contemplated by this Agreement.

“Parent Intellectual Property” has the meaning set forth in Section 5.21.

“Parent Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Parent Board prior to the Parent Stockholder Approval; provided, however, that in no event shall the following events, facts, circumstances, developments or occurrences constitute an Parent Intervening Event: (A) any event, fact, circumstance, development or occurrence resulting from any action taken or omitted by Parent or any Parent Subsidiary that is required to be taken or omitted by Parent or any Parent Subsidiary pursuant to this Agreement (other than with respect to any obligation of Parent and the Parent Subsidiaries in accordance with Section 6.2), (B) the receipt, existence or terms of a Parent Alternative Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Parent Alternative Proposal, (C) any event, fact, circumstance, development or occurrence relating to the Company or any Company Subsidiary that does not amount to a Company Material Adverse Effect, (D) changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent, the Company or their respective Subsidiaries, or any change in the credit rating thereof or the fact that Parent meets or exceeds (or that the Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof or the underlying facts giving rise or contributing to such event, fact, circumstance, development or occurrence may be taken into account for purposes of determining whether a Parent Intervening Event has occurred if such cause or facts are not otherwise excluded under this definition), (E) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas or other commodities) in the United States or elsewhere in the world or (F) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world.

“Parent Material Adverse Effect” means any change, event, effect or occurrence that (a) has a material adverse effect on the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) prevents the consummation of the Merger, provided that in the case of clause (a), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (A) (I) the oil and gas exploration and production industry generally; (II) the natural gas gathering, compressing, treating, processing and transportation industry generally; (III) the natural gas liquids fractionating and transportation industry generally; (IV) the crude oil and condensate logistics and marketing industry generally; and (V) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (B) general U.S. or global economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, commodity prices, credit markets and price levels or trading volumes), (C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (F) the failure, in and of itself, of Parent or the Parent Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of any securities or indebtedness of Parent or any Parent Subsidiaries or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency and consummation of any of the transactions contemplated hereby, including the Merger, or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby, (H) the compliance with the covenants contained in this Agreement (other than with respect to any obligation of Parent or any Parent Subsidiary in accordance with Section 6.2) and any loss of or change in relationship with any customer, supplier, vendor or other business partner, or departure of any employee or officer, of Parent or of any Parent Subsidiary, (I) (1) any action taken by Parent or any Company Subsidiary at the Company’s written request or with the Company’s written consent or (2) the failure to take any action by Parent or any Parent Subsidiary if that action is prohibited by this Agreement to the extent that the Company fails to give its written consent after receipt of a request therefor and (J) the identity of, or any facts or circumstances relating to, the Company or its Affiliates, provided that the exceptions set forth in clauses (A), (B), (C), (D) and (E) shall not be excluded to the extent such effect has disproportionately affected Parent or any Parent Subsidiary when compared to other Persons operating in the same industries.

“Parent Material Customers” has the meaning set forth in Section 5.20(a).

“Parent Material Suppliers” has the meaning set forth in Section 5.20(b).

“Parent Permitted Liens” means, collectively:

(a)                                 to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b)                                 contractual or statutory mechanic’s, materialman’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of Parent in accordance with GAAP;

(c)                                  lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Parent Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d)                                 (A) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (B) Liens on pipeline or pipeline facilities that arise out of operation of Law, or (C) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business;

(e)                                  Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f)                                   pre-judgment Liens and judgment Liens in existence less than fifteen (15) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g)                                  rights reserved to or vested in any Governmental Entity to control or regulate any of Parent’s or the Parent Subsidiaries’ properties or assets in any manner;

(h)                                 Liens existing on the date of this Agreement securing any Indebtedness;

(i)                                     all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of Parent or of any Parent Subsidiary that are customarily granted in the oil and gas industry and do not (i) materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Parent Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(j)                                    such title defects as the Company (in the case of title defects with respect to properties or assets of Parent or the Parent Subsidiaries) has expressly waived in writing; and

(k)                                 all other Liens, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that are not such as to materially interfere with the operation, value or use of the property or asset affected.

“Parent Permits” has the meaning set forth in Section 5.17(b).

“Parent Preferred Stock” has the meaning set forth in Section 5.2(a).

“Parent PSU” means a restricted stock unit of Parent that is subject to the achievement of any performance- or market-based vesting conditions, whether granted pursuant to the Parent Stock Plans or otherwise.

“Parent Reserve Report” has the meaning set forth in Section 5.14.

“Parent RSU” means each restricted stock unit or similar right of Parent (other than a Parent PSU) payable in shares of Parent Common Stock or whose value is determined with reference to the value of shares of Parent Common Stock, whether granted pursuant to the Parent Stock Plans or otherwise.

“Parent Severance Plan” means the Midstates Severance Benefit Plan for Non-Officers as in effect on the date hereof.

“Parent Specified Contract” has the meaning set forth in Section 5.15(a).

“Parent Stockholder Approval” has the meaning set forth in Section 5.5(c).

“Parent Stockholders Meeting” means the special meeting of the holders of Parent Common Stock to approve the adoption of this Agreement and other related matters (including any postponement, adjournment or recess thereof).

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stock Option” means each stock option to acquire shares of Parent Common Stock from Parent, whether granted pursuant to the Parent Stock Plans or otherwise, that is outstanding immediately prior to the Effective Time.

“Parent Stock Plans” means the Midstates 2016 Long Term Incentive Plan and the Midstates Directors Deferred Compensation Plan.

“Parent Subsidiary” means each Subsidiary of Parent.

“Parent Superior Proposal” means a bona fide written proposal by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any Parent Subsidiary that generated 50% or more of Parent’s and the Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith business judgment of the Parent Board or any committee thereof, after consultation with its advisors and, would, if consummated in accordance with its terms, result in a transaction more favorable, in the opinion of the Parent Board or any committee thereof in the exercise of its good faith business judgment, from a financial point of view to the Parent’s stockholders than the transactions contemplated by this Agreement (taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms and conditions of the Merger and/or this Agreement offered by the Company in response to such proposal or otherwise).

“Parent Tax Opinion” has the meaning set forth in Section 7.2(d).

“Parent Termination Fee” has the meaning set forth in Section 8.4(i).

“Parent Warrant Agreements” means those certain Warrant Agreements dated as of October 21, 2016 by and between Parent and American Stock Transfer & Trust Company, LLC.

“Party” means a party to this Agreement.

“Payoff Indebtedness” means all Indebtedness of Parent and the Parent Subsidiaries other than Indebtedness set forth on Section 6.10 of the Parent Disclosure Letter.

“Payoff Letters” has the meaning set forth in Section 7.2(c).

“Person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Entity, or any group composed of two or more of the foregoing.

“PPACA” means the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder.

“Proceeding” has the meaning set forth in Section 4.15.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Replacement Plans” has the meaning set forth in Section 6.13(b).

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person to issue, transfer or sell any equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77a et seq., as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “supermajority”, “affiliate transactions” or “business combination statute or regulation” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means (i) any net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, escheat or unclaimed property obligations, custom duties, or other similar assessments, fees, levies or charges in the nature of a tax, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with any of the foregoing and (ii) any liabilities in respect of an item described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of Law) or otherwise.

“Termination Fee” has the meaning set forth in Section 8.4(i).

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Voting Company Debt” has the meaning set forth in Section 4.2(c).

“Voting Parent Debt” has the meaning set forth in Section 5.2(c).

“Willful Breach” has the meaning set forth in Section 8.3.

1.2                         Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)                                 the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b)                                 examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c)                                  the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d)                                 all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e)                                  a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f)                                   all references to prices, values or monetary amounts refer to United States dollars;

(g)                                  wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(h)                                 this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(i)                                     the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(j)                                    any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(k)                                 the Annexes and Schedules attached to this Agreement are incorporated herein by reference and will be considered part of this Agreement;

(l)                                     unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(m)                             all references to days mean calendar days unless otherwise provided; and

(n)                                 all references to time mean Houston, Texas time.

ARTICLE II
THE MERGER; EFFECTS OF THE MERGER

2.1                         The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the DGCL. As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving entity and a direct, wholly owned subsidiary of Parent (in such capacity, the Company is sometimes referred to herein as the “Surviving Entity”).

2.2                         Closing.

(a)                                 The closing of the Merger (the “Closing”), shall take place by the exchange of documents by facsimile, PDF or other electronic means at 8:00 a.m., Houston, Texas time, on a date that is no later than the third (3rd) Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of the last of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date and/or place is agreed to in writing by the authorized officers of the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b)                                 As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the due filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL (such date and time being hereinafter referred to as the “Effective Time”).

2.3                               Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity, in each case, as provided under the DGCL and other applicable Law.

2.4                               Organizational Documents. At the Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity, until thereafter amended in accordance with its terms, the terms of this Agreement and applicable Law, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity, until thereafter amended in accordance with the terms of the certificate of incorporation of the Surviving Entity, such bylaws, the terms of this Agreement and applicable Law.

2.5                               Directors and Officers of the Surviving Entity. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of the Surviving Entity shall be those set forth on Section 2.5 of the Company Disclosure Letter, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity. All current directors and officers of the Company shall be removed and/or terminated, as applicable, from their respective positions effective immediately upon the Closing.

2.6                               Governance.

(a)                                 Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take such action as may be necessary so that, immediately after the Effective Time, three members of the Parent Board, listed on Section 2.6(a) of the Parent Disclosure Letter and mutually agreed upon by Parent and the Company prior to the mailing of the Joint Proxy Statement/Prospectus, shall remain members of the Parent Board immediately following the Closing (the “Parent Designated Directors”). From the Closing until at least six (6) months following the Closing, Parent shall take such action as may be necessary to cause the Parent Designated Directors, or individuals designated by the Parent Designated Directors, to remain members of the Parent Board.

(b)                                 Unless otherwise agreed to by Parent and the Company prior to the Closing, the Parent Board, immediately upon the Closing, shall consist of eight (8) members comprised of the persons set forth on Section 2.6(a) of the Parent Disclosure Letter. Parent shall cause each Person who is a member of the Parent Board prior to the Effective Time and is not listed on Section 2.6(a) of the Parent Disclosure Letter to execute and deliver a letter effectuating his or her resignation as a member of the Parent Board to be effective as of the Effective Time. Each Person who is an officer of Parent prior to the Effective Time and is listed on Section 2.6(b) of the Parent Disclosure letter shall be deemed to be terminated without cause effective as of the Effective Time. From the Closing until at least six (6) months following the Closing, Parent shall not take any action to increase the size of the Parent Board.

2.7                               Post-Closing Merger. Immediately following the Effective Time, the Surviving Entity shall merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a direct, wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit B (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, Parent shall own all of the issued and outstanding membership interests and other equity interests, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

2.8                               Principal Offices; Name; Trading Symbol. Immediately following the Closing, the principal offices of Parent and its Subsidiaries (including the Surviving Entity) shall be located in Houston, Texas. Parent shall cause (i) the name of the combined company to be changed to “Amplify Energy Corp.” as of the Effective Time and (ii) the NYSE ticker symbol of the combined company to be changed to “AMPY” as of the Effective Time.

ARTICLE III
MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1                         Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub, or the Company:

(a)                                 Capital Stock of Merger Sub. Each whole share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Entity’s common stock.

(b)                                 Capital Stock of the Company.

(i)                                     Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Appraisal Shares and any shares of Company Common Stock described in clause (iii) of this Section 3.1(b)), shall be converted automatically at the Effective Time into the right to receive 0.933 validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Exchange Ratio”), and the shares of Parent Common Stock issuable per share of Company Common Stock pursuant to this Section 3.1(b), the “Merger Consideration”), subject to the provisions of this Article III.

(ii)                                  All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of any such share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 3.3, including any amounts payable pursuant to Section 3.3(g).

(iii)                               All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by the Company as treasury shares, by Parent or by any direct or indirect Subsidiary of the Company or Parent shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor and no payment or distribution shall be made with respect thereto (collectively, the “Cancelled Shares”).

(c)                                  Impact of Stock Splits, Etc. In the event of any change in the number of shares of Company Common Stock or Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or Parent Common Stock (including options to purchase Company Common Stock or Parent Common Stock or any dividend or distribution of securities convertible into shares of Company Common Stock or Parent Common Stock), issued and outstanding after the date of this Agreement and prior the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event and, as so adjusted, shall from and after the date of such event, be used to determine the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

3.2                         Treatment of Equity Compensation Awards.

(a)                                 As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions and take all such other actions as may be required to effect the following:

(i)                                     each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be converted into a Parent Stock Option, subject to the same terms and conditions as were applicable under such Company Stock Option, to acquire the number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Stock Option divided by (B) the Exchange Ratio;

(ii)                                  each Company TSU and Company Board RSU outstanding immediately prior to the Effective Time shall, at the Effective Time, become fully vested and be converted into a Parent RSU, subject to the same terms and conditions as were applicable under such Company TSU or Company Board RSU immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock subject to such award determined by multiplying the number of shares subject to such Company TSU or Company Board RSU immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole share; and

(iii)                               each Company PSU outstanding immediately prior to the Effective Time shall, at the Effective Time, become fully vested and be converted into a number of shares of Parent Common Stock, with performance-vesting conditions determined such that Company PSUs to be earned based on the Company stock price level attained over a performance period shall be considered earned at the level corresponding to the price measured based on the Company’s closing stock price on the last trading day prior to the Closing Date, in accordance with the terms and conditions of the applicable award agreement pursuant to which such Company PSU was granted, and by multiplying such number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole share.

(b)                                 Company Actions. Prior to the Effective Time, the Company Board or a committee thereof with necessary authority shall take such actions (including adopting resolutions) as may be necessary or desirable to provide for or give effect to the transactions contemplated by this Section 3.2.  Prior to any such adoption, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions.

(c)                                  Parent Actions. Parent shall take such actions as are necessary for the grant of the Parent Stock Options, Parent RSUs and Parent PSUs pursuant to this Section 3.2, including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 3.2. As soon as reasonably practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to such Parent Stock Options, Parent RSUs and Parent PSUs.

3.3                         Payment for Securities; Exchange.

(a)                                 Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent and Merger Sub shall enter into an agreement with an entity reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and all cash payable pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the sole benefit of the holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than holders of Cancelled Shares or Appraisal Shares, for exchange in accordance with this Article III through the Exchange Agent, (i) evidence of shares of Parent Common Stock issuable pursuant to Section 3.1(b) in book entry form equal to the aggregate Merger Consideration and (ii) cash in immediately available funds in an amount sufficient to pay any dividends or other distributions under Section 3.3(g), if applicable (such evidence of book-entry shares of Parent

Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), provided that no such deposits shall be required to be made with respect to any Cancelled Shares or Appraisal Shares. The Exchange Agent shall, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement, together with any amounts payable pursuant to Section 3.3(g), if applicable, out of the Exchange Fund in accordance with this Agreement. Except as contemplated by this Section 3.3(a), the Exchange Fund shall not be used for any other purpose. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Any interest or other income resulting from investment of the Exchange Fund shall become part of the Exchange Fund.

(b)                                 Payment Procedures.

(i)                                     As soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder (other than record holders of Cancelled Shares or Appraisal Shares), as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock that were represented by book-entry (“Book-Entry Shares”) a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration, together with any amounts payable pursuant to Section 3.3(g), if applicable.

(ii)                                  Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, delivery of a duly completed and validly executed Letter of Transmittal, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to promptly receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to this Article III, together with any amounts payable pursuant to Section 3.3(g), if applicable, for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, and all Certificates so surrendered shall be forthwith cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry

Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, together with any amounts payable to such holder pursuant to Section 3.3(g), if applicable.

(c)                                  Termination Rights. All Merger Consideration, together with any amounts payable pursuant to Section 3.3(g), if applicable, paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Entity shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) without any interest thereon.

(d)                                 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the date that is 12 months after the Closing Date shall be delivered to Parent, upon Parent’s demand, and any former common stockholders of the Company who have not received the Merger Consideration, together with any amounts payable pursuant to Section 3.3(g), if applicable, in each case without interest thereon prior to such delivery, shall thereafter look only to Parent for payment of their claim for such amounts.

(e)                                  No Liability. None of the Surviving Entity, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                                   Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Entity may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, together with any amounts payable pursuant to Section 3.3(g), if applicable.

(g)                                  Distributions with Respect to Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificates or Book-Entry Shares until such holder shall surrender such Certificates or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificates or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)                                 Withholding. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, LLC Sub, the Company, the Surviving Entity and the Exchange Agent and each of their respective Affiliates shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts or securities otherwise payable pursuant to this Agreement such amounts or securities as are required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that any such amounts or securities are so deducted or withheld and timely paid over to the appropriate Governmental Entity, such deducted or withheld amounts or securities shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)                                     Fractional Shares. No certificate or scrip or shares representing fractional Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this

Agreement, all fractional shares of Parent Common Stock that a holder of shares of Company Common Stock converted pursuant to the Merger would otherwise be entitled to receive as Merger Consideration (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Shares) will be aggregated and then, if a fractional share of Parent Common Stock results from that aggregation, be rounded up to the nearest share of Parent Common Stock, as applicable.

3.4                               Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger or consented thereto and properly exercises and perfects appraisal rights in respect of such shares pursuant to, and in accordance with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(b)(i), but instead at the Effective Time shall be entitled to only those rights as are granted by Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist.  If any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration.  The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and the Company shall provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with or furnished by the Company to the SEC on or after December 31, 2017 (excluding any disclosures set forth in any such Filed Company SEC Documents in any risk factor section, any forward-looking disclosure, any quantitative or qualitative disclosures about market risk or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) and publicly available one (1) Business Day prior to the date of this Agreement (the “Filed Company SEC Documents”) or as set forth in the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

4.1                         Organization, General Authority and Standing. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Company Subsidiary where any such failure would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company is not in violation of its Organizational Documents in any material respect. True and complete copies of the Organizational Documents of the Company, as amended to the date of this Agreement, are included in the Filed Company SEC Documents.

4.2                         Capital Structure.

(a)                                 The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, par value $0.0001 per share (the “Company Common Stock”) and 45,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on May 3, 2019 (the “Measurement Date”), (i) 22,212,290 shares of Company Common Stock were issued and outstanding, (ii) 356,155 shares of Company Common Stock were subject to the Company Stock Options, 567,039 shares of Company Common Stock were subject to Company TSUs, 384,250 shares of Company Common Stock were subject to the Company PSUs and 71,728 shares of Company Common Stock were subject to the Company Board RSUs, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) 2,173,913 shares of Company Common Stock were subject to outstanding rights under the Company Warrant Agreement, (v) 1,499,387 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, and (vi) no shares of the Company Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than the rights under the Company Warrant Agreement or rights under the Company Stock Plans.

(b)                                 All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)                                  As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d)                                 Except as set forth above and in the Company Warrant Agreement and the applicable Designated Stockholder Voting Agreements, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract or (iii) that give any Person the right to receive any economic interest of any nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan and (B) the acquisition by the Company of Company Stock Options, Company TSUs, Company PSUs and Company Board RSUs in connection with the forfeiture of awards.

(e)                                  All Company Stock Options, Company TSUs, Company PSUs and Company Board RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company Stock Options, Company TSUs, Company PSUs and Company Board RSUs or shares of Company Common Stock covered thereby, the exercise price (if applicable), the vesting schedule, the expiration date applicable thereto and other similar terms.

4.3                         Company Subsidiaries; Equity Interests.

(a)                                 Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of each (i) Company Subsidiary and (ii) entity (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns any interest other than non-material interests. All of the outstanding interests of each Company Subsidiary have been validly issued, fully paid and nonassessable and, except as set forth on Section 4.3(a) of the Company Disclosure Letter, are owned by the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Company Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b)                                 Except as set forth on Section 4.3(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c)                                  The Company Subsidiaries are not in violation of their respective Organizational Documents in any material respect.

4.4                               Authority; Execution and Delivery; Enforceability.

(a)                                 The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)                                 The Company Board, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (iv) directed that this Agreement be submitted to the holders of Company Common Stock at the Company Stockholders Meeting to approve its adoption, and (v) resolved to make the Company Board Recommendation. None of the foregoing actions by the Company Board have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.4).

(c)                                  The only vote of holders of any class or series of capital stock of the Company necessary to approve this Agreement and to consummate the transactions contemplated hereby, including the Merger, is the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”).

4.5                         No Conflicts; Consents.

(a)                                 The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or the Company Subsidiaries under, any provision of (i) the Company’s Organizational Documents or the comparable Organizational Documents of the Company Subsidiaries, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (other than Oil and Gas Leases) (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.5(b), any Law applicable to the Company or the Company Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.5(a), clause (G) of the definition of the term “Company Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

(b)                                 No consent, approval, clearance, waiting period expiration or termination, license, permit, order or authorization (“Consent”) of, or registration, declaration, notice, notification, submission or filing with, any national, Federal, state, supranational, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of such registration statements, reports, schedules and statements, or the taking of other actions, under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of the OTCQX and (v) such other items (A) required solely by reason of the participation of Parent (as opposed to any third Person) in the transactions contemplated hereby or (B) that the failure of which to obtain or make would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.5(b), clause (G) of the definition of the term “Company Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

4.6                         SEC Documents; Undisclosed Liabilities.

(a)                                 Since December 31, 2017, the Company has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act and the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Company SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the Filed Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c)                                  Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2018, or the notes thereto, included in the Filed Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet (other than any liability for breaches of Contract or relating to any Proceeding), (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d)                                 The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)                                  The Filed Company SEC Documents accurately summarize, in all material respects, the outstanding Derivative Transaction positions of the Company and the Company Subsidiaries, including Hydrocarbon and financial Derivative Transaction positions attributable to the production and marketing activities of the Company and the Company Subsidiaries, as of the dates reflected therein.

4.7                         Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article V, none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and the Form S-4 (and any amendment or supplement thereto) will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s or Parent’s stockholders, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Company shall use commercially reasonable efforts to ensure the Joint Proxy Statement/Prospectus and the Form S-4 (i) will comply as to form in all material respects with the requirements of the Exchange Act and (ii) will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that the Company will make no representation or warranty with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

4.8                         Absence of Certain Changes or Events.

(a)                                 Since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect.

(b)                                 From the date of the Company Balance Sheet to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course in substantially the same manner as previously conducted, and during such period have not taken any action that would have required the consent of Parent under Section 6.1(c), Section 6.1(e), Section 6.1(j) or Section 6.1(m).

4.9                         Taxes. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a)                                 Each of the Company and the Company Subsidiaries has (i) duly and timely filed, or caused to be duly and timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) duly and timely paid, or caused to be paid, all Taxes required to have been paid by it (whether or not shown as due on any Tax Return).

(b)                                 Each of the Company and the Company Subsidiaries has duly and timely withheld and paid all Taxes required to be withheld and paid with respect to its employees, independent contractors, creditors, stockholders and other third parties.

(c)                                  No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of the Company Subsidiaries has been filed or entered into with any Governmental Entity.

(d)                                 The Company and the Company Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Filed Company SEC Documents for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(e)                                  No deficiency for any Tax has been asserted or assessed by a Governmental Entity in writing against the Company or any Company Subsidiary that has not been paid, settled or withdrawn.

(f)                                   No Proceeding, audit or controversy in respect of Taxes of the Company or any Company Subsidiary is presently in progress or has been threatened in writing.

(g)                                  Neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between the Company and any Company Subsidiary or (ii) the primary subject matter of which is not Tax).

(h)                                 Within the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any analogous or similar provision of Law) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or otherwise as a part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Integrated Mergers.

(i)                                     Neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

(j)                                    Neither the Company nor any Company Subsidiary (i) is or has been a member of any affiliated, consolidated, unitary, combined or similar group (other than any such group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of Law) or otherwise.

(k)                                 To the Knowledge of the Company, no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that such entity is or may be required to file such Tax Return or pay Taxes in such jurisdiction that would be covered by or the subject of such Tax Return.

(l)                                     Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with any Governmental Entity executed on or prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any analogous or similar provision of Law) that existed prior to the Closing.

(m)                             There are no Liens for Taxes upon any property of the Company or any of the Company Subsidiaries except for statutory Liens for current Taxes not yet due and payable.

(n)                                 To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that would prevent the Integrated Mergers, taken together, from qualifying for the Intended Tax Treatment. Neither the Company nor any of the Company Subsidiaries is aware of any agreement, plan or other circumstance that would prevent or impede the Integrated Mergers, taken together, from qualifying for the Intended Tax Treatment.

4.10                  Labor Relations. There are no collective bargaining or other labor union, works council or other labor organization Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound. None of the employees of the Company or any Company Subsidiary is represented by any labor union, works council or any other labor organization with respect to his or her employment by the Company or any Company Subsidiary. Since December 31, 2017, neither the Company nor any Company Subsidiary has experienced (a) any pending, or, to the Knowledge of the Company, threatened strikes, work stoppages, slowdowns, lockouts or other material labor disputes or (b) to the Knowledge of the Company, pending or threatened union organization attempts concerning any employees of the Company or any Company Subsidiary. There is no unfair labor practice charge or complaint or other labor-related Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.11                  Employee Benefits.

(a)                                 Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has provided to Parent true and complete copies of the following (as applicable): (i) the plan document(s), (ii) the most recent summary plan description (and any summaries of material modifications thereto), (iii) the most recent IRS determination or opinion letter and (iv) copies of any material non-routine correspondence with any Governmental Entity.

(b)                                 Each Company Benefit Plan has been established, maintained, funded and administered, in all material respects, in accordance with its terms and all applicable laws, including ERISA and the Code.  With respect to each Company Benefit Plan, all contributions, premiums and other payments that are due have been timely paid, and any such amounts not yet due have been paid or properly accrued.

(c)                                  Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification or from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, that could reasonably be expected to adversely affect such Company Benefit Plan’s qualified status.

(d)                                 No Company Benefit Plan is, and neither the Company nor any Company Subsidiary sponsors, maintains, contributes to or is required to contribute to, or has any actual or contingent liability under: (i) any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).   Neither the Company nor any Company Subsidiary has any current or contingent liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(e)                                  Except as set forth on Section 4.11(e) of the Company Disclosure Letter, no Company Benefit Plan provides, and neither the Company nor any Company Subsidiary has any current or contingent liability in respect of post-retirement health or other welfare benefits for retired, former or current employees, officers, directors, or other individual service providers (or any beneficiary thereof) of the Company or the Company Subsidiaries other than for continuation coverage required under COBRA for which the covered Person pays the full cost of coverage.

Neither the Company nor any Company Subsidiary has incurred, or is reasonably expected to incur or to be subject to, any material Tax, penalty or other liability that may be imposed under PPACA, including under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(f)                                   No action, suit, claim (other than routine claims for benefits), proceeding, audit, hearing or investigation is pending or, to the Company’s Knowledge, threatened with respect to any Company Benefit Plan.  There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan, except as could not reasonably be expected to result in a material liability to the Company or a Company Subsidiary.

(g)                                  No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)                                 The Company does not have any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.

(i)                                     None of the execution and delivery of this Agreement or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will, after giving effect to Section 3.2 of this Agreement, (i) entitle any current or former director, officer, employee, contractor, consultant or other service provider of the Company or any Company Subsidiary to any material increase in compensation or benefits, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation, equity award or other benefits to any current or former director, officer, employee, contractor, consultant or other service provider of the Company or any Company Subsidiary or trigger any other material obligation under any Company Benefit Plan or (iii) entitle any current or former employee, consultant, director or other service provider of the Company or any Company Subsidiary to a bonus, severance or change in control payment.

4.12                  Title to Properties; Oil and Gas Properties(a)                                  .

(a)                                 The Company and the Company Subsidiaries have good and defensible title to all real and personal properties that are material to the business of the Company and the Company Subsidiaries, including Oil and Gas Properties described in the Company Reserve Report, in each case free and clear of all Liens and defects and imperfections of title except (i) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Company Subsidiaries, (ii) for Company Permitted Liens or (iii) such as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. For purposes of the foregoing sentence, “good and defensible title” means title that is free from reasonable doubt that a prudent person engaged in the business of purchasing and owning, developing and operating producing or non-producing Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(b)                                 As of the date of this Agreement, to the Knowledge of the Company, there is no default under any Oil and Gas Lease by the Company or any Company Subsidiary or any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or any other party thereto, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c)                                  Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, all royalties, overriding royalties and similar burdens on Hydrocarbon production from the Company’s Oil and Gas Properties payable by the Company or any Company Subsidiary to third parties have been properly and timely paid or held in suspense funds.

(d)                                 As of the date of this Agreement, to the Knowledge of the Company, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which is binding on the Company, any Company Subsidiary or any Oil and Gas Property and which the Company reasonably anticipates will individually require expenditures by the Company or any Company Subsidiary in excess of $1,000,000.

4.13                        Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company on which the reserve report prepared by the Company and audited by its independent reserve engineers referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Company Reserve Report”) was accurate in all material respects at the time of preparation of the Company Reserve Report. With respect to the proved reserves reflected in the Company Reserve Report, the Company Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.14                        Material Contracts.

(a)                                 Except for this Agreement and the Contracts disclosed in the Filed Company SEC Documents, Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i)                                     each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)                                  each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iii)                               each Contract under which the Company or any Company Subsidiary licenses Intellectual Property from or to any third party (other than (A) generally commercially available, off-the-shelf software programs and (B) non-exclusive licenses in the ordinary course of business), except for such licenses and sublicenses that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iv)                              any Contract pursuant to which the Company or any Company Subsidiary will acquire any material ownership interest in any other Person or other business enterprise other than any Company Subsidiary, in each case, with a value greater than $1,000,000 after the date of this Agreement;

(v)                                 each Contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000, other than agreements solely between or among the Company and any Company Subsidiaries;

(vi)                              each Contract for a Derivative Transaction;

(vii)                           each Contract to which the Company or any Company Subsidiary is a party that provides for annual payments, receipts or expenditures in excess of $1,000,000;

(viii)                        any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any Company Subsidiary will have any material obligations after the date of this Agreement;

(ix)                              each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization respecting employees of the Company or any Company Subsidiary;

(x)                                 each Contract with or binding upon the Company or any Company Subsidiary or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xi)                              any Contract to which the Company or any Company Subsidiary is a party that is for the employment or engagement of any person on a full-time or part-time basis, including directors, employees and independent contractors and employees at annual compensation in excess of $1,000,000.

Each such Contract described in clauses (i) through (xi) above is referred to herein as a “Company Specified Contract.”

(b)           As of the date of this Agreement, each of the Company Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect except (i) for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and (ii) insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, to the Knowledge of the Company, there is no default under any Company Specified Contract by the Company or any Company Subsidiary or any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or any other party thereto, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.15      Litigation. As of the date of this Agreement, there is no claim, suit, action, investigation or proceeding (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.16      Compliance with Laws.

(a)           Except with respect to Tax matters (which are provided for exclusively in Section 4.9 and Section 4.11) and environmental compliance matters (which are provided for exclusively in Section 4.17) and as set forth on Section 4.16(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries is and for the last three (3) years has been, in compliance with all, and is not in default under or in violation of any, applicable Laws, other than any noncompliance, default or violation that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication since December 31, 2018 and prior to the date of this Agreement from a Governmental Entity that alleges that the Company or any

Company Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           The Company and the Company Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is, to the Knowledge of the Company, pending or threatened, except where such suspension or cancellation would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.17      Environmental Matters. Except for matters that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a)           The Company and the Company Subsidiaries are in compliance with all Environmental Laws, including obtaining, maintaining and complying with all Environmental Permits required for the operation of their businesses as they are being conducted as of the date of this Agreement;

(b)           Neither the Company nor any Company Subsidiary has received any written notice since December 31, 2018 (or earlier if pending or unresolved) and prior to the date of this Agreement from any Governmental Entity or other Person alleging the violation by the Company or any Company Subsidiary of or liability of the Company or any Company Subsidiary under any Environmental Law or any Environmental Permit;

(c)           As of the date of this Agreement, there are no Proceedings or Judgments pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary relating to any Environmental Law or any Environmental Permit;

(d)           To the Knowledge of the Company, neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for the disposal of, transported, handled, Released or exposed any Person to any Hazardous Material in a manner that has given rise to any current, or that is reasonably expected to give rise to any future, liabilities or obligations of the Company or any Company Subsidiary pursuant to Environmental Laws; and

(e)           Neither the Company nor any Company Subsidiary has assumed, become subject to or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws or Hazardous Materials.

4.18        Indebtedness. Section 4.18 of the Company Disclosure Letter contains a true and complete list of all Indebtedness of the Company and the Company Subsidiaries as of the date hereof and the Company has provided Parent with true and complete copies of all material agreements evidencing such Indebtedness.

4.19        Material Customers and Material Suppliers.

(a)           Section 4.19(a)(i) of the Company Disclosure Letter sets forth the top ten (10) customers of the Company and the Company Subsidiaries collectively (based on the dollar amount of revenue from such customers) for the 12-month period ended December 31, 2018 (the “Company Material Customers”). Except as set forth on Section 4.19(a)(ii) of the Company Disclosure Letter, no such Company Material Customer has, during the last 12 months, cancelled or terminated any of its Contracts or arrangements or materially reduced its business in the aggregate, with the Company or any Company Subsidiary or, to the Knowledge of the Company, made any threat to the Company or any Company Subsidiary to cancel or otherwise terminate any of its Contracts or arrangements or materially reduce its business in the aggregate with the Company or any Company Subsidiary (other than changes to pricing and quantity of products and services which are currently permitted by the arrangements with such Company Material Customer).

(b)           Section 4.19(b)(i) of the Company Disclosure Letter sets forth the top ten (10) suppliers of the Company and the Company Subsidiaries collectively (based on the dollar amount of purchases from such suppliers) for the 12-month period ended December 31, 2018 (the “Company Material Suppliers”). Except as set forth on Section 4.19(b)(ii) of the Company Disclosure Letter, no such Company Material Supplier has, during the last 12 months, cancelled or terminated any of its contracts or arrangements, or materially reduced its business in the aggregate, with the Company or any Company Subsidiary, or, to the Knowledge of the Company, made any threat to the Company or any Company Subsidiary to cancel or otherwise terminate any of its contracts or arrangements with, or materially reduce its supply to, the Company and the Company Subsidiaries.

4.20      Intellectual Property. The Company and the Company Subsidiaries own or have the right to use all Intellectual Property that is used in and necessary for the operation of the businesses of the Company and the Company Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Liens except for Company Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company and the Company Subsidiaries, the use of the Company Intellectual Property by the Company and the Company Subsidiaries in the operation of the business of the Company and the Company Subsidiaries as presently conducted is not infringing upon or misappropriating any Intellectual Property of any other Person, except for such matters that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.21      Insurance. The Company and the Company Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which the Company and the Company Subsidiaries operate. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid and (b) the Company and the Company Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement, and neither the Company nor any Company Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

4.22        Regulatory Matters. Neither the Company nor any Company Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Except for certain facilities, as described on Section 4.22 of the Company Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither the Company nor any Company Subsidiary owns or holds any natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.23      Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates.

4.24      Opinion of Financial Advisor. The Company has received the opinion of UBS Securities LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock (other than the holders of Cancelled Shares and Appraisal Shares), solely in their capacity as holders of Company Commmon Stock, a signed copy of which opinion will be made available to Parent for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

4.25        Related Party Transactions. Except as disclosed in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary are party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any Company Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.26        Company Credit Agreement Amendment. The Company Credit Agreement Amendment will become effective upon the execution and delivery of this Agreement, and the Company has made available to Parent a true and complete copy thereof.

4.27        No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, none of the Company, the Company Subsidiaries or any other Person makes or has made any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby, and each of Parent and Merger Sub, on its own behalf and on behalf of their respective Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or its Subsidiaries or their respective Affiliates or Representatives or any other Person except for the representations and warranties expressly set forth in this Article IV. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates and its and their respective Affiliates and Representatives, acknowledges and agrees that none of the Company, the Company Subsidiaries or any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Affiliates and Representatives), or Parent’s or Merger Sub’s (or such Affiliates’ or Representatives’) use, of any such information, including with respect to (i) the Company or any Company Subsidiary or any of their respective businesses, assets, employees, permits, liabilities, operations, prospectus or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company and the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company and/or the Company Subsidiaries) made, communicated or furnished (orally or in writing) or to be made, communicated or furnished (orally or in writing) to Parent, Merger Sub or any of their respective Affiliates or Representatives, in each case, whether made by the Company, the Company Subsidiaries or any of their respective Affiliates, Representatives or equity holders or any other Person.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the reports, schedules, forms, statements and other documents filed by Parent with or furnished by Parent to the SEC on or after December 31, 2017 (excluding any disclosures set forth in any such Filed Parent SEC Documents in any risk factor section, any forward-looking disclosure, any quantitative or qualitative disclosures about market risk or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) and publicly available one (1) Business Day prior to the date of this Agreement (the “Filed Parent SEC Documents”) or as set forth in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

5.1        Organization, General Authority and Standing. Each of Parent and the Parent Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Parent Subsidiary where any such failure would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries (a) has full power and authority necessary to enable it to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except, in the case of any Parent Subsidiary, where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent is not in violation of its Organizational Documents in any material respect. True and complete copies of the Organizational Documents of the Parent, as amended to the date of this Agreement, are included in the Filed Parent SEC Documents.

5.2        Capital Structure.

(a)           The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock, par value $0.01 per share (the “Parent Common Stock”) and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). At the close of business on the Measurement Date, (i) 20,415,005 shares of Parent Common Stock were issued and outstanding, (ii) 206,263 shares of Parent Common Stock were subject to Parent Stock Options, 343,230 shares of Parent Common Stock were subject to Parent RSUs and 568,737 shares of Parent Common Stock were subject to Parent PSUs, (iii) 205,343 shares of Parent Common Stock were held by Parent in its treasury, (iv) 6,979,609 shares of Parent Common Stock were subject to outstanding rights under the Parent Warrant Agreements, (v) 1,667,080 additional shares of Parent Common Stock were reserved for issuance pursuant to Parent Stock Plan, and (vi) 0 shares of Parent Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of Parent were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, other than the rights under the Parent Warrant Agreements or rights under the Parent Stock Plan.

(b)           All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)           As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”).

(d)           Except as set forth above and in the applicable Designated Stockholder Voting Agreements, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, Parent or any Voting Parent Debt, (ii) obligating Parent to issue, grant or enter into any such option, warrant, security, unit, right or Contract or (iii) that give any Person the right to receive any economic interest of any nature accruing to the holders of Parent Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent, except for (A) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (B) the acquisition by Parent of Parent Stock Options, Parent RSUs and Parent PSUs in connection with the forfeiture of awards.

(e)           All Parent Stock Options, Parent RSUs and Parent PSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to the Company, except that such agreements may differ from such forms with respect to the number of Parent Stock Options, Parent RSUs and Parent PSUs or shares of Parent Common Stock covered thereby, the exercise price (if applicable), the vesting schedule, the expiration date applicable thereto and other similar terms.

5.3        Parent Subsidiaries; Equity Interests.

(a)           Section 5.3(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of each (i) Parent Subsidiary and (ii) entity (other than the Parent Subsidiaries) in which Parent or any Parent Subsidiary owns any interest other than non-material interests. All of the outstanding interests of each Parent Subsidiary have been validly issued, fully paid and nonassessable and, except as set forth on Section 5.3(a) of the Parent Disclosure Letter, are owned by Parent, free and clear of all Liens, other than Parent Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Parent Subsidiary is a party or by which any Parent Subsidiary is bound obligating any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Parent Subsidiary.

(b)           Except as set forth on Section 5.3(a) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c)           The Parent Subsidiaries are not in violation of their respective Organizational Documents in any material respect.

5.4          Capitalization of Merger Sub; Business Conduct. All of the issued and outstanding equity interests of Merger Sub are, and immediately prior to the Effective Time will be, owned by Parent. Merger Sub was incorporated on May 2, 2019.  Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the transactions contemplated hereby. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.5          Authority; Execution and Delivery; Enforceability.

(a)           The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Parent and Merger Sub have duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)           The Parent Board, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, are in the best interests of, and advisable to, Parent and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, (iii) approved the execution, delivery and performance by Parent of this Agreement, including the Merger and the Parent Stock Issuance, upon the terms and subject to the conditions contained herein, (iv) directed that this Agreement be submitted to the holders of the Parent Common Stock at the Parent Stockholders Meeting to approve the Parent Stock Issuance, and (v) resolved to make the Parent Board Recommendation, subject to the terms and conditions in this Agreement. Parent, as the owner of all of the outstanding equity interests of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub.  None of the foregoing actions by the Parent Board have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.5).

(c)           The only vote of holders of any class or series of capital stock of Parent necessary to approve this Agreement and to consummate the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, is the approval of the Parent Stock Issuance by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Parent Stockholders Meeting by the holders of Parent Common Stock entitled to vote thereon in accordance with Sections 312.03(c) and 312.07 of the NYSE Listed Company Manual (the “Parent Stockholder Approval”).

(d)           The Merger Sub Board, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated here, including the Merger, are advisable, fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. None of the foregoing actions by the Merger Sub Board have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.5).

5.6        No Conflicts; Consents.

(a)           The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or the Parent Subsidiaries under, any provision of (i) Parent’s Organizational Documents or the comparable Organizational Documents of the Parent Subsidiaries, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.6(b), any Law applicable to Parent or the Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 5.6(a), clause (G) of the definition of the term “Parent Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur).

(b)           No Consent of, or registration, declaration, notice, notification, submission or filing with, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of such registration statements, reports, schedules and statements, or the taking of, other actions under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and Merger Sub are qualified to do business, (iv) such filings as may be required under the rules and regulations of the NYSE and (v) such other items (A) required solely by reason of the participation of the Company (as opposed to any third Person) in the transactions contemplated hereby or (B) that the failure of which to obtain or make would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 5.6(b), clause (G) of the definition of the term “Parent Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur).

5.7        SEC Documents; Undisclosed Liabilities.

(a)           Since December 31, 2017, Parent has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act and the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b)           The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Filed Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c)           Except as reflected or reserved against in the consolidated balance sheet of Parent, as of December 31, 2018, or the notes thereto, included in the Filed Parent SEC Documents (such balance sheet and the notes thereto, the “Parent Balance Sheet”), Parent and the Parent Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Parent Balance Sheet (other than any liability for breaches of Contract or relating to any Proceeding), (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of Parent or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d)           Parent has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)           The Filed Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative Transaction positions of Parent and the Parent Subsidiaries, including Hydrocarbon and financial Derivative Transaction positions attributable to the production and marketing activities of Parent and the Parent Subsidiaries, as of the dates reflected therein.

5.8        Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Article IV, none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and the Form S-4 (and any amendment or supplement thereto) will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s or Parent’s stockholders, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Parent and Merger Sub shall use commercially reasonable efforts to ensure the Joint Proxy Statement/Prospectus and the Form S-4 (i) will comply as to form in all material respects with the requirements of the Exchange Act and (ii) will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that Parent and Merger Sub will make no representation or warranty with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

5.9        Absence of Certain Changes or Events.

(a)           Since the date of the Parent Balance Sheet, there has not been any Parent Material Adverse Effect.

(b)           From the date of the Parent Balance Sheet to the date of this Agreement, Parent and the Parent Subsidiaries have conducted their businesses in the ordinary course in substantially the same manner as previously conducted, and during such period have not taken any action that would have required the consent of the Company under Section 6.2(c), Section 6.2(e), Section 6.2(j) or Section 6.2(m).

5.10      Taxes.    Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(a)           Each of Parent and the Parent Subsidiaries has (i) duly and timely filed, or caused to be duly and timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) duly and timely paid, or caused to be paid, all Taxes required to have been paid by it (whether or not shown as due on any Tax Return).

(b)           Each of Parent and the Parent Subsidiaries has duly and timely withheld and paid all Taxes required to be withheld and paid with respect to its employees, independent contractors, creditors, stockholders and other third parties.

(c)           No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of the Parent Subsidiaries has been filed or entered into with any Governmental Entity.

(d)           Parent and the Parent Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Filed Parent SEC Documents for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(e)           No deficiency for any Tax has been asserted or assessed by a Governmental Entity in writing against Parent or any Parent Subsidiary that has not been paid, settled or withdrawn.

(f)            No Proceeding, audit or controversy in respect of Taxes of Parent or any Parent Subsidiary is presently in progress or has been threatened in writing.

(g)           Neither Parent nor any Parent Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between Parent and any Parent Subsidiary or (ii) the primary subject matter of which is not Tax).

(h)           Within the past two (2) years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any analogous or similar provision of Law) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or otherwise as a part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Integrated Mergers.

(i)            Neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

(j)            Neither Parent nor any Parent Subsidiary (i) is or has been a member of any affiliated, consolidated, unitary, combined or similar group (other than any such group the common parent of which is Parent) or (ii) has any liability for the Taxes of any Person (other than Parent or the Parent Subsidiaries) by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of Law) or otherwise.

(k)           To the Knowledge of Parent, no claim has ever been made by a Governmental Entity in a jurisdiction where Parent or any Parent Subsidiary does not file a Tax

Return that such entity is or may be required to file such Tax Return or pay Taxes in such jurisdiction that would be covered by or the subject of such Tax Return.

(l)            Neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with any Governmental Entity executed on or prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any analogous or similar provision of Law) that existed prior to the Closing.

(m)          There are no Liens for Taxes upon any property of Parent or any of the Parent Subsidiaries except for statutory Liens for current Taxes not yet due and payable.

(n)           To the Knowledge of Parent, neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that would prevent the Integrated Mergers, taken together, from qualifying for the Intended Tax Treatment. Neither Parent nor any of the Parent Subsidiaries is aware of any agreement, plan or other circumstance that would prevent or impede the Integrated Mergers, taken together, from qualifying for the Intended Tax Treatment.

5.11      Labor Relations. There are no collective bargaining or other labor union, works council or other labor organization Contracts to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound. None of the employees of Parent or any Parent Subsidiary is represented by any labor union, works council or any other labor organization with respect to his or her employment by Parent or any Parent Subsidiary. Since December 31, 2017, neither Parent nor any Parent Subsidiary has experienced (a) any pending, or, to the Knowledge of Parent, threatened strikes, work stoppages, slowdowns, lockouts or other material labor disputes or (b) to the Knowledge of Parent, pending or threatened union organization attempts concerning any employees of Parent or any Parent Subsidiary. There is no unfair labor practice charge or complaint or other labor-related Proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.12      Employee Benefits.

(a)           Section 5.12(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Parent Benefit Plan. With respect to each material Parent Benefit Plan, Parent has provided to the Company true and complete copies of the following (as applicable): (i) the plan document(s), (ii) the most recent summary plan description (and any summaries of material modifications thereto), (iii) the most recent IRS determination or opinion letter and (iv) copies of any non-routine correspondence with any Governmental Entity.

(b)           Each Parent Benefit Plan has been established, maintained, funded and administered, in all material respects, in accordance with its terms and all applicable laws, including ERISA and the Code.  With respect to each Parent Benefit Plan, all contributions, premiums and other payments that are due have been timely paid, and any such amounts not yet due have been paid or properly accrued.

(c)           Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification or from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, that could reasonably be expected to adversely affect such Parent Benefit Plan’s qualified status.

(d)           No Parent Benefit Plan is, and neither Parent nor any Parent Subsidiary sponsors, maintains, contributes to or is required to contribute to, or has any actual or contingent liability under: (i) any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).  Neither Parent nor any Parent Subsidiary has any current or contingent liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(e)           Except as set forth on Section 5.12(e) of the Parent Disclosure Letter, no Parent Benefit Plan provides, and neither Parent nor any Parent Subsidiary has any current or contingent liability in respect of post-retirement health or welfare benefits for retired, former or current employees, officers, directors, or other individual service providers (or any beneficiary thereof) of Parent or the Parent Subsidiaries other than for continuation coverage required under COBRA for which the covered Person pays the full cost of coverage. Neither Parent nor any Parent Subsidiary has incurred, or is reasonably expected to incur or to be subject to, any material Tax, penalty or other liability that may be imposed under PPACA, including under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(f)            No action, suit, claim (other than routine claims for benefits), proceeding, audit, hearing or investigation is pending or, to Parent’s Knowledge, threatened with respect to any Parent Benefit Plan. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Parent Benefit Plan, except as could not reasonably be expected to result in a material liability to Parent or any Parent Subsidiary.

(g)           No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of Parent or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any Parent Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           Parent does not have any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.

(i)            None of the execution and delivery of this Agreement or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will, after giving effect to Section 3.2 of this Agreement, (i) entitle any current or former director, officer, employee, contractor, consultant or other service provider of Parent or any Parent Subsidiary to any material increase in compensation or benefits, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation, equity award or other benefits to any current or former director, officer, employee, contractor, consultant or other service provider of Parent or any Parent Subsidiary or trigger any other material obligation under any Parent Benefit Plan or (iii) entitle any current or former employee, consultant, director or other service provider of Parent or any Parent Subsidiary to a bonus, severance or change in control payment.

5.13      Title to Properties; Oil and Gas Properties.

(a)           Parent and the Parent Subsidiaries have good and defensible title to all real and personal properties that are material to the business of Parent and the Parent Subsidiaries, including Oil and Gas Properties described in the Parent Reserve Report, in each case free and clear of all Liens and defects and imperfections of title except (i) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and the Parent Subsidiaries, (ii) for Parent Permitted Liens or (iii) such as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. For purposes of the foregoing sentence, “good and defensible title” means title that is free from reasonable doubt that a prudent person engaged in the business of purchasing and owning, developing and operating producing or non-producing Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(b)           As of the date of this Agreement, to the Knowledge of Parent, there is no default under any Oil and Gas Lease by Parent or the Parent Subsidiaries or any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any Parent Subsidiary or any other party thereto, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c)           Except as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, all royalties, overriding royalties and similar burdens on Hydrocarbon production from Parent’s Oil and Gas Properties payable by Parent or any Parent Subsidiary to third parties have been properly and timely paid or held in suspense funds.

(d)           As of the date of this Agreement, to the Knowledge of Parent, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which is binding on Parent, any Parent Subsidiary or any Oil and Gas Property and which Parent reasonably anticipates will individually require expenditures by Parent or any Parent Subsidiary in excess of $1,000,000.

5.14        Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Parent on which the reserve report prepared by Parent and audited by its independent reserve engineers referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Parent Reserve Report”) was accurate in all material respects at the time of preparation of Parent Reserve Report. With respect to the proved reserves reflected in the Parent Reserve Report, the Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.15        Material Contracts.

(a)           Except for this Agreement and the Contracts disclosed in the Filed Parent SEC Documents, Section 5.15(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and Parent has made available to the Company true and complete copies, of:

(i)            each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)           each Contract to which Parent or any Parent Subsidiary is a party that (A) restricts the ability of Parent or any Parent Subsidiary to compete in any business or with any Person in any geographical area, (B) requires Parent or any Parent Subsidiary to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Parent and the Parent Subsidiaries, taken as a whole;

(iii)          each Contract under which Parent or any Parent Subsidiary licenses Intellectual Property from or to any third party (other than (A) generally commercially available, off-the-shelf software programs and (B) non-exclusive licenses in the ordinary course of business), except for such licenses and sublicenses that are not material to Parent and the Parent Subsidiaries, taken as a whole;

(iv)          any Contract pursuant to which Parent or any Parent Subsidiary will acquire any material ownership interest in any other Person or other business enterprise other than any Parent Subsidiary, in each case, with a value greater than $1,000,000 after the date of this Agreement;

(v)           each Contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by Parent or any Parent Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of

$1,000,000, other than agreements solely between or among Parent and any Parent Subsidiaries;

(vi)          each Contract for a Derivative Transaction;

(vii)         each Contract to which Parent or any Parent Subsidiary is a party that provides for annual payments, receipts or expenditures in excess of $1,000,000;

(viii)        any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which Parent or any Parent Subsidiary will have any material obligations after the date of this Agreement;

(ix)          each collective bargaining agreement and other Contract with any labor union, works council, or other labor organization respecting employees of Parent or any Parent Subsidiary;

(x)           each Contract with or binding upon Parent or any Parent Subsidiary or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xi)          any Contract to which Parent or any Parent Subsidiary is a party that is for the employment or engagement of any person on a full-time or part-time basis, including directors, employees and independent contractors and employees at annual compensation in excess of $1,000,000.

Each such Contract described in clauses (i) through (xi) above is referred to herein as a “Parent Specified Contract.”

(b)           As of the date of this Agreement, each of the Parent Specified Contracts is valid, binding and enforceable on Parent or a Parent Subsidiary, as the case may be, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect except (i) for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect and (ii) insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, to the Knowledge of Parent, there is no default under any Parent Specified Contract by Parent or any Parent Subsidiary or any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any Parent Subsidiary or any other party thereto, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.16      Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Parent Subsidiary that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.17      Compliance with Laws.

(a)           Except with respect to Tax matters (which are provided for exclusively in Section 5.10 and Section 5.12) and environmental compliance matters (which are provided for exclusively in Section 5.18) and as set forth on Section 5.17(a) of the Parent Disclosure Letter, each of Parent and the Parent Subsidiaries is, and for the last three (3) years has been, in compliance with all, and is not in default under or in violation of any, applicable Laws, other than any noncompliance, default or violation that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written communication since December 31, 2018 and prior to the date of this Agreement from a Governmental Entity that alleges that Parent or any Parent Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Parent and the Parent Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not reasonably be expected, individually or in the aggregate, have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is, to the Knowledge of Parent, pending or threatened, except where such suspension or cancellation would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.18      Environmental Matters. Except for matters that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(a)           Parent and the Parent Subsidiaries are in compliance with all Environmental Laws, including obtaining, maintaining and complying with all Environmental Permits required for the operation of their businesses as they are being conducted as of the date of this Agreement;

(b)           Neither Parent nor any Parent Subsidiary has received any written notice since December 31, 2018 (or earlier if pending or unresolved) and prior to the date of this Agreement from any Governmental Entity or other Person alleging the violation by Parent or any Parent Subsidiary of or liability of Parent or any Parent Subsidiary under any Environmental Law or any Environmental Permit;

(c)           As of the date of this Agreement, there are no Proceedings or Judgments pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary relating to any Environmental Law or any Environmental Permit;

(d)           To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has treated, stored, disposed of, arranged for the disposal of, transported, handled, Released or exposed any Person to any Hazardous Material in a manner that has given rise to any current, or that is reasonably expected to give rise to any future, liabilities or obligations of Parent or any Parent Subsidiary pursuant to Environmental Laws; and

(e)           Neither Parent nor any Parent Subsidiary has assumed, become subject to or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws or Hazardous Materials.

5.19        Indebtedness. Section 5.19 of the Parent Disclosure Letter contains a true and complete list of all Indebtedness of Parent and the Parent Subsidiaries as of the date hereof and Parent has provided the Company with true and complete copies of all material agreements evidencing such Indebtedness.

5.20        Material Customers and Material Suppliers.

(a)           Section 5.20(a)(i) of the Parent Disclosure Letter sets forth the top ten (10) customers of Parent and the Parent Subsidiaries collectively (based on the dollar amount of revenue from such customers) for the 12-month period ended December 31, 2018 (the “Parent Material Customers”). Except as set forth on Section 5.20(a)(ii) of the Parent Disclosure Letter, no such Parent Material Customer has, during the last 12 months, cancelled or terminated any of its Contracts or arrangements or materially reduced its business in the aggregate, with Parent or any Parent Subsidiary or, to the Knowledge of Parent, made any threat to Parent or any Parent Subsidiary to cancel or otherwise terminate any of its Contracts or arrangements or materially reduce its business in the aggregate with Parent or any Parent Subsidiary (other than changes to pricing and quantity of products and services which are currently permitted by the arrangements with such Parent Material Customer).

(b)           Section 5.20(b)(i) of the Parent Disclosure Letter sets forth the top ten (10) suppliers of Parent and the Parent Subsidiaries collectively (based on the dollar amount of purchases from such suppliers) for the 12-month period ended December 31, 2018 (the “Parent Material Suppliers”). Except as set forth on Section 5.20(b)(ii) of the Parent Disclosure Letter, no such Parent Material Supplier has, during the last 12 months, cancelled or terminated any of its contracts or arrangements, or materially reduced its business in the aggregate, with Parent or any Parent Subsidiary, or, to the Knowledge of Parent, made any threat to Parent or any Parent Subsidiary to cancel or otherwise terminate any of its contracts or arrangements with, or materially reduce its supply to, Parent and the Parent Subsidiaries.

5.21      Intellectual Property. Parent and the Parent Subsidiaries own or have the right to use all Intellectual Property that is used in and necessary for the operation of the businesses of Parent and the Parent Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Liens except for Parent Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. To the Knowledge of Parent and the Parent Subsidiaries, the use of the Parent Intellectual Property by Parent and the Parent Subsidiaries in the operation of the business of Parent and the Parent Subsidiaries as presently conducted is not infringing upon or misappropriating any Intellectual Property of any other Person, except for such matters that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.22                  Insurance. Parent and the Parent Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which Parent and the Parent Subsidiaries operate. Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid and (b) Parent and the Parent Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement, and neither Parent nor any Parent Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.23                        Regulatory Matters. Neither Parent nor any Parent Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Neither Parent nor any Parent Subsidiary owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.24                  Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Houlihan Lokey Capital, Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Affiliates.

5.25                  Opinion of Financial Advisor. Parent has received the opinion of Houlihan Lokey Capital, Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to Parent, a signed copy of which opinion will be made available to the Company for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

5.26                        Related Party Transactions. Except as disclosed in the Filed Parent SEC Documents, neither Parent nor any Parent Subsidiary are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Parent Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any Parent Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.27                        No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Parent, the Parent Subsidiaries (including Merger Sub) or any other Person makes or has made any express or implied representation or warranty with respect to Parent or the Parent Subsidiaries or with respect to any other information provided to the Company in connection with the Merger or the other transactions contemplated hereby, and the Company, on its own behalf and on behalf of its Affiliates and Representatives, disclaims reliance on any representations or warranties or other information provided to them by Parent or its Subsidiaries or their respective Affiliates or Representatives or any other Person except for the representations and warranties expressly set forth in this Article V. Without limiting the generality of the foregoing, the Company, on its own behalf and on behalf of its Affiliates and its Affiliates and Representatives, acknowledges and agrees that none of Parent, Parent’s Subsidiaries (including Merger Sub) or any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company (including its Affiliates and Representatives), or the Company’s (or such Affiliates’ or Representatives’) use, of any such information, including with respect to (i) Parent, Merger Sub or any of their respective businesses, assets, employees, permits, liabilities, operations, prospectus or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of Parent or Merger Sub, as well as any other business plan and cost-related plan information of Parent and/or Merger Sub) made, communicated or furnished (orally or in writing) or to be made, communicated or furnished (orally or in writing) to the Company or any of its Affiliates or Representatives, in each case, whether made by Parent, Merger Sub or any of their respective Affiliates, Representatives or equity holders or any other Person.

ARTICLE VI
COVENANTS

The Company hereby covenants to and agrees with Parent and Merger Sub, and Parent and Merger Sub hereby covenant to and agree with the Company, that:

6.1                         Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Company Benefit Plan, (iii) as set forth in the

Company Disclosure Letter or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not and will cause each Company Subsidiary not to:

(a)                                 (i) conduct its business and the business of the Company Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any regulatory approvals for the transactions contemplated hereby; provided, however, that no action or omission by the Company or any Company Subsidiary with respect to matters specifically addressed by any provision of Section 6.1(b) through Section 6.1(r) shall be a breach of this Section 6.1(a);

(b)                                 issue, sell, pledge, dispose of, grant, transfer, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than (i) grants of Company Stock Options, Company TSUs, Company Board RSUs and Company PSUs in the ordinary course of business and (ii) issuances of Company Common Stock in respect of the vesting, settlement and/or exercise of Company Stock Options, Company TSUs, Company Board RSUs and Company PSUs outstanding as of the date hereof or granted after the date hereof in accordance with their terms or in the ordinary course of business consistent with past practice;

(c)                                  (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as permitted by the terms of the Company Stock Plan and any related award agreements or to satisfy any withholding obligations of the holder thereof or as permitted by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Company Benefit Plan;

(d)                                 (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of the Company’s or any Company Subsidiary’s Oil and Gas Properties or other assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $500,000, or (C) any distributions expressly permitted under Section 6.1(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business or (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells; (iii) merge, consolidate or enter into any other business combination transaction with any Person; or (iv) convert from a limited liability company or corporation, as the case may be, to any other business entity;

(e)                                  make or declare dividends or distributions to the holders of Company Common Stock or any Company Subsidiary (other than any dividend or distribution from a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary);

(f)                                   amend the Company’s or any Company Subsidiary’s Organizational Documents;

(g)                                  enter into any contract, agreement or arrangement that would be a Company Specified Contract, except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h)                                 modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in a manner that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i)                                     waive, release, assign, settle or compromise any material Proceeding or settle or compromise any Proceeding if such settlement or compromise (i) involves a material conduct remedy or material injunctive or similar relief, (ii) involves an admission of criminal wrongdoing by the Company or any Company Subsidiary or (iii) has in any material respect a restrictive impact on the business of the Company or any Company Subsidiary;

(j)                                    implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k)                                 fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present except to the extent that any such failure would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect;

(l)                                     (i) make, change or rescind any material elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, (iv) change in any material respect any of its methods of reporting income or deductions for U.S. federal income tax purposes, (v) agree to any extension or waiver of the statute of limitations with respect to Taxes, (vi) surrender any right to claim a material Tax refund, (vii) enter into any written agreement with any Governmental Entity with respect to Taxes or (viii) enter into any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (A) exclusively between the Company and any Company Subsidiary or (B) the primary subject matter of which is not Tax);

(m)                             except as required by applicable Law or as required pursuant to the terms of any Company Benefit Plan, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation, or benefits under, any Company Benefit Plan, (ii) grant to any director or officer any increase in compensation, bonus or fringe or other benefits, (iii) grant to any current or former director, officer, employee, individual independent contractor or consultant of the Company or any Company Subsidiary any increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant of Parent or any Parent Subsidiary or (v) enter into a collective bargaining agreement or other Contract with any labor union, works council, or other labor organization or recognize any labor union, works council, or other labor organization as the representative of any employees of the Company or any Company Subsidiary; provided, however, that the foregoing clauses (ii), (iii) and (iv) shall not restrict the Company or any Company Subsidiary from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, compensation and benefits plans, programs, policies, agreements and arrangements (including equity or incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(n)                                 (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities in the ordinary course of business consistent with past practices not to exceed $1,000,000 or (B) in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Company Permitted Lien on its property or the property of any Company Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 115% of the Company’s 2019 capital budget as set forth in Section 6.1(n) of the Company Disclosure Letter;

(o)                                 implement or otherwise enter into any derivative security with respect to Hydrocarbon production or marketing or enter into any Derivative Transaction applicable to the Company other than in the ordinary course of business;

(p)                                 enter into any transaction or Contracts with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K promulgated under the Exchange Act;

(q)                                 authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(r)                                    agree or commit to do anything prohibited by clauses (a) through (q) of this Section 6.1;

provided, however, that the foregoing does not limit or restrict the ability of the Company or any Company Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or to ensure compliance with any Law (including Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials), provided that the Company promptly notifies Parent of the same.

6.2                               Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Parent Benefit Plan, (iii) as set forth in the Parent Disclosure Letter or (iv) with the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), Parent will not and will cause each Parent Subsidiary not to:

(a)                                 (i) conduct its business and the business of the Parent Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any regulatory approvals for the transactions contemplated hereby; provided, however, that no action or omission by Parent or any Parent Subsidiary with respect to matters specifically addressed by any provision of Section 6.2(b) through Section 6.2(r) shall be a breach of this Section 6.2(a);

(b)                                 issue, sell, pledge, dispose of, grant, transfer, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than (i) grants of Parent RSUs and Parent PSUs in the ordinary course of business and (ii) issuances of Parent Common Stock in respect of the vesting, settlement and/or exercise of Parent RSUs and Parent PSUs outstanding as of the date hereof or granted after the date hereof accordance with the their terms or in the ordinary course of business consistent with past practice;

(c)                                  (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Parent Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as permitted by the terms of the Parent Stock Plans and any related award agreements or to satisfy any withholding obligations of the holder thereof or as permitted by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Parent Benefit Plan;

(d)                                 (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of Parent’s or any Parent Subsidiary’s Oil and Gas Properties or other assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $500,000, or (C) any distributions expressly permitted under Section 6.2(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business or (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells; (iii) merge, consolidate or enter into any other business combination transaction with any Person; or (iv) convert from a limited liability company or corporation, as the case may be, to any other business entity;

(e)                                  make or declare dividends or distributions to the holders of Parent Common Stock or any Parent Subsidiary (other than any dividend or distribution from a wholly owned Parent Subsidiary to the Company or to any other wholly owned Parent Subsidiary);

(f)                                   amend Parent’s or any Parent Subsidiary’s Organizational Documents;

(g)                                  enter into any contract, agreement or arrangement that would be a Parent Specified Contract, except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h)                                 modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in a manner that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i)                                     waive, release, assign, settle or compromise any material Proceeding or settle or compromise any Proceeding if such settlement or compromise (i) involves a material conduct remedy or material injunctive or similar relief, (ii) involves an admission of criminal wrongdoing by Parent or any Parent Subsidiary or (iii) has in any material respect a restrictive impact on the business of Parent or any Parent Subsidiary;

(j)                                    implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k)                                 fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present except to the extent that any such failure would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect;

(l)                                     (i) make, change or rescind any material elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, (iv) change in any material respect any of its methods of reporting income or deductions for U.S. federal income tax purposes, (v) agree to any extension or waiver of the statute of limitations with respect to Taxes, (vi) surrender any right to claim a material Tax refund, (vii) enter into any written agreement with any Governmental Entity with respect to Taxes or (viii) enter into any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (A) exclusively between Parent and any Parent Subsidiary or (B) the primary subject matter of which is not Tax);

(m)                             except as required by applicable Law or as required pursuant to the terms of any Parent Benefit Plan, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation, or benefits under, any Parent Benefit Plan, (ii) grant to any director or officer any increase in compensation, bonus or fringe or other benefits, (iii) grant to any current or former director, officer, employee, individual independent contractor or consultant of Parent or any Parent Subsidiary any increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant of Parent or any Parent Subsidiary, or (v) enter into a collective bargaining agreement or other Contract with any labor union, works council, or other labor organization or recognize any labor union, works council, or other labor organization as the representative of any employees of Parent or any Parent Subsidiary; provided, however, that the foregoing clauses (ii), (iii) and (iv) shall not restrict Parent or any Parent Subsidiary from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, compensation and benefits plans, programs, policies, agreements and arrangements (including equity or incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(n)                                 (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities in the ordinary course of business consistent with past practices not to exceed $1,000,000 or (B) in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Parent Permitted Lien on its property or the property of any Parent Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 115% of Parent’s 2019 capital budget as set forth in Section 6.2(n) of the Parent Disclosure Letter;

(o)                                 implement or otherwise enter into any derivative security with respect to Hydrocarbon production or marketing or enter into any Derivative Transaction applicable to Parent other than in the ordinary course of business;

(p)                                 enter into any transaction or Contracts with any Affiliate or other Person that would be required to be disclosed by Parent under Item 404 of Regulation S-K promulgated under the Exchange Act;

(q)                                 authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(r)                                    agree or commit to do anything prohibited by clauses (a) through (q) of this Section 6.2;

provided, however, that the foregoing does not limit or restrict the ability of Parent or any Parent Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or to ensure compliance with any Law (including Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials), provided that Parent promptly notifies the Company of the same.

6.3                               Consummation of the Merger.

(a)                                 Subject to the terms and conditions of this Agreement, the Company, on the one hand, and each of Parent and Merger Sub, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, filing any Notification and Report Form required pursuant to the

HSR Act within ten (10) Business Days following the execution of this Agreement and to request early termination of the applicable waiting period), (ii) obtain promptly all Consents (including Environmental Permits) from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and (iii) obtain all necessary consents, approvals or waivers from third parties. Parent and the Company shall be responsible for their respective share of the payment of all filing fees under the HSR Act.

(b)                                 Each of the Parties hereto will use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing to or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any investigation or inquiry by or before a Governmental Entity relating to the Merger, including any Proceeding initiated by a private Person, (ii) promptly inform the Other Party of (and supply to the Other Party) any material communication received by such Party from, or given by such Party to any third party or Governmental Entity and any material communication received or given in connection with any Proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Party to review in advance and incorporate their reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining any Consents in connection with the transactions contemplated hereby and (iv) to the extent practicable, consult with the Other Party in advance of any substantive meeting, written communications or teleconference with any Governmental Entity or, in connection with any Proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences.

(c)                                  Subject to Section 6.6, the Parties will use their respective commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.3 in a manner so as to preserve the applicable privilege. Any Party may share information with any Other Party on an “outside counsel only” basis. Nothing in this Section 6.3 shall obligate the Parties to share any information regarding the value of the transaction or that would result in a violation of any contractual arrangement or, absent the entry of a mutually acceptable joint defense agreement, information covered by the attorney-client privilege, work product doctrine or other similar privilege, and any Party may redact such information before providing materials to any Other Party in accordance with this Section 6.3.

6.4                               No Solicitation by Company and Company Change in Recommendation.

(a)                                 From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII hereof, the Company will, and will cause the Company Subsidiaries and Company Affiliates to, and will use commercially reasonable efforts to cause its and their Representatives to, as applicable, (i) immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by the Company or any Company Subsidiary or any of its or their Representatives with respect to any Company Alternative Proposal, (ii) within two (2) Business Days of the date of this Agreement, request the prompt return or destruction of all confidential information previously furnished to any Person within the last six (6) months for the purposes of evaluating a possible Company Alternative Proposal and (iii)

immediately terminate access to any physical or electronic data rooms relating to a possible Company Alternative Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause the Company Subsidiaries and Company Affiliates not to, and will use commercially reasonable efforts to cause its and their Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly encourage or knowingly facilitate (including by furnishing or providing information or taking any other action) any inquiries, proposals, offers, requests for information, expressions of interest or the making, submission or announcement of any inquiry, proposal, offer, request for information or expression of interest from any Person which constitutes or may reasonably be expected to result in, a Company Alternative Proposal, (ii) enter into, participate in or engage in any discussions or negotiations with any Person with respect to a Company Alternative Proposal or any inquiry, indication of interest that would reasonably be expected to lead to a Company Alternative Proposal, (iii) furnish any information regarding the Company or the Company Subsidiaries, or access to the properties, assets or employees of the Company or the Company Subsidiaries, to any Person in connection with or in response to a Company Alternative Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or arrangement providing for a Company Alternative Proposal (other than a Company Acceptable Confidentiality Agreement), (v) waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, provided that if the Company Board determines in good faith after consultation with the Company’s legal counsel that the failure to waive a particular standstill provision would be a breach of the Company Board’s fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue a Company Alternative Proposal, (vi) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar Takeover Laws, including Section 203 of the DGCL, inapplicable to any Person (other than, for the avoidance of doubt, Parent or any Parent Subsidiary) or any Company Alternative Proposal or (vii) resolve, agree or publicly propose to, or permit the Company or any Company Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) — (vi).

(c)                                  Unless specifically permitted by Section 6.4(e), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Alternative Proposal, (iv) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing following any public disclosure of a Company Alternative Proposal, (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Alternative Proposal subject to Regulation 14D under the Exchange Act within five (5) Business Days after the commencement of such Company Alternative Proposal and (vi) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or any other similar arrangement providing for any Company Alternative Proposal (other than a Company Acceptable Confidentiality Agreement) (the taking of any action described in this Section 6.4(c) being referred to as a “Company Change in Recommendation”).

(d)                                 From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) advise Parent of the receipt by the Company or by any of the Company’s Affiliates or, to the Company’s Knowledge, its or their respective Representatives of any Company Alternative Proposal made on or after the date of this Agreement or any inquiries, proposals, offers request for non-public information or data or expressions of interest relating to the Company or any Company Subsidiary made by any Person that may reasonably be expected to result in a Company Alternative Proposal or from any Person who has made or has communicated to the Company that it intends to make a Company Alternative Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Alternative Proposal. The Company shall provide to Parent (within such 24 hour time frame) either (i) an unredacted copy of any such Company Alternative Proposal made in writing provided to the Company or any Company Subsidiary or any of their respective Representatives or, if such Company Alternative Proposal is not in writing, a reasonably detailed written description of the material terms thereof (including the identity of the Person making such Company Alternative Proposal and the price), or (ii) a written summary of the material terms of any such inquiry, proposal, offer, request or expression of interest (including the identity of the Person making such inquiry, proposal, offer, request or expression of interest and, as applicable, the nature of the information requested). Without limiting the Company’s other obligations under this Section 6.4, the Company shall keep Parent informed on a timely basis (and in any event within 24 hours) with respect to the status and material terms of any such Company Alternative Proposal and any material changes to the status of any such discussions or negotiations or the nature of any information requested of the Company with respect thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt) provide Parent with copies of any material correspondence and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Company Alternative Proposal or any Representative of such Person. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours after such determination) inform Parent in writing if the Company determines to begin providing non-public information or to engage in discussions or negotiations concerning a Company Alternative Proposal pursuant to Section 6.4(e)(ii). The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.4.

(e)                                  Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)                                     comply with all applicable Laws, including by issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Alternative Proposal if the Company Board determines that its failure to do so would reasonably be likely to constitute a violation of applicable Laws;

(ii)                                  prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii), solely with and to any Person who has made a written, bona fide Company Alternative Proposal that did not result from a breach of this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until the Company receives an executed confidentiality agreement from such Person (an accurate and complete copy of which shall be provided to Parent substantially concurrently with the Company’s entry into such confidentiality agreement) containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.4 (such agreement, a “Company Acceptable Confidentiality Agreement”), (B) the Company also provides Parent, prior to or substantially concurrently with the time such non-public information is provided or made available to such Person, any non-public information furnished to such other Person that was not previously furnished to Parent, and (C) prior to taking any such actions, the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and legal counsel, that such Company Alternative Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its legal counsel, that the failure to engage in such activities would be a breach of the Company Board’s fiduciary duties under applicable Law; and

(iii)                               prior to the receipt of the Company Stockholder Approval, in response to the Company’s receipt of a Company Alternative Proposal that did not result from a breach of this Section 6.4, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change in Recommendation, if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and legal counsel, that such Company Alternative Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent in response to such Company Alternative Proposal), (B) the Company Board (or a committee thereof) has determined in good faith, after consultation with its legal counsel, that failure to do so would be a breach of the Company Board’s fiduciary duties under applicable Law, and (C) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and that the

Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fifth Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Company Board (or any committee thereof), after consultation with its financial advisors and legal counsel, shall, at the end of such period, have determined in good faith that the Company Alternative Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Alternative Proposal determined to be a Company Superior Proposal are made, the time period set forth in this clause (C) following which the Company may effect a Company Change in Recommendation or terminate this Agreement shall be extended for 48 hours after notification of such change to Parent; provided, further, that during the time periods set forth in this clause (C) above, the Company shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Alternative Proposal would no longer constitute a Company Superior Proposal.

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change in Recommendation (only of the type contemplated by Section 6.4(c)(i) or Section 6.4(c)(ii)) if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its legal counsel that the failure to take such action would be a breach of the Company Board’s fiduciary duties under applicable Law, (B) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change in Recommendation, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of (y) the scheduled time for the Company Stockholders Meeting and (z) the fifth Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Company Board (or any committee thereof), after consultation with its legal counsel, shall, at the end of such period, have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change in Recommendation and that the failure to make a Company Change in Recommendation would be a breach of the Company Board’s fiduciary duties under applicable Law, provided that during the time periods set forth in this clause (B) above, the Company shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change in Recommendation.

(g)                                  For purposes of this Section 6.4 and Section 6.5, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary and with respect to Parent, the Company.

(h)                                 For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.4 by any of the Company’s controlled Affiliates or any of their respective Representatives (solely in the case of Representatives, acting at the Company’s or any of the Company’s controlled Affiliates’ direction) shall be a breach of this Section 6.4 by the Company.

6.5                               No Solicitation by Parent and Parent Change in Recommendation.

(a)                                 From and after the date of this Agreement until the
Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII hereof, Parent will, and will cause the Parent Subsidiaries and the Parent Affiliates to, and will use commercially reasonable efforts to cause its and their Representatives to, as applicable, (i) immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by Parent or any Parent Subsidiary or any of its or their Representatives with respect to any Parent Alternative Proposal, (ii) within two (2) Business Days of the date of this Agreement, request the prompt return or destruction of all confidential information previously furnished to any Person within the last six (6) months for the purposes of evaluating a possible Parent Alternative Proposal and (iii) immediately terminate access to any physical or electronic data rooms relating to a possible Parent Alternative Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.5, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause the Parent Subsidiaries and the Parent Affiliates not to, and will use commercially reasonable efforts to cause its and their Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly encourage or knowingly facilitate (including by furnishing or providing information or taking any other action) any inquiries, proposals, offers, requests for information, expressions of interest or the making, submission or announcement of any inquiry, proposal, offer, request for information or expression of interest from any Person which constitutes or may reasonably be expected to result in, a Parent Alternative Proposal, (ii) enter into, participate in or engage in any discussions or negotiations with any Person with respect to a Parent Alternative Proposal or any inquiry, indication of interest that would reasonably be expected to lead to a Parent Alternative Proposal, (iii) furnish any information regarding Parent or the Parent Subsidiaries, or access to the properties, assets or employees of Parent or the Parent Subsidiaries, to any Person in connection with or in response to a Parent Alternative Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or arrangement providing for a Parent Alternative Proposal (other than a Parent Acceptable Confidentiality Agreement), (v) waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, provided that if the Parent Board determines in good faith after consultation with Parent’s legal counsel that the failure to waive a particular standstill provision would be a breach of the Parent Board’s fiduciary duties under applicable Law, Parent may, with prior written notice to the Company, waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue a Parent Alternative Proposal, (vi) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar Takeover Laws, including Section 203 of the DGCL, inapplicable to any Person (other than, for the avoidance of doubt, the Company or any Company Subsidiary) or any Parent Alternative Proposal or (vii) resolve, agree or publicly propose to, or permit Parent or any Parent Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) — (vi).

(c)                                  Unless specifically permitted by Section 6.5(e), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Alternative Proposal, (iv) fail to publicly reaffirm the Parent Board Recommendation within five (5) Business Days after the Company so requests in writing following any public disclosure of a Parent Alternative Proposal, (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Parent Alternative Proposal subject to Regulation 14D under the Exchange Act within five (5) Business Days after the commencement of such Parent Alternative Proposal and (vi) approve or authorize, or cause or permit Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or any other similar arrangement providing for any Parent Alternative Proposal (other than a Parent Acceptable Confidentiality Agreement) (the taking of any action described in this Section 6.5(c) being referred to as a “Parent Change in Recommendation”).

(d)                                 From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) advise the Company of the receipt by Parent or by any of Parent’s Affiliates or, to Parent’s Knowledge, its or their respective Representatives of any Parent Alternative Proposal made on or after the date of this Agreement or any inquiries, proposals, offers request for non-public information or data or expressions of interest relating to Parent or any Parent Subsidiary made by any Person that may reasonably be expected to result in a Parent Alternative Proposal or from any Person who has made or has communicated to Parent that it intends to make a Parent Alternative Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Alternative Proposal. Parent shall provide to the Company (within such 24 hour time frame) either (i) an unredacted copy of any such Parent Alternative Proposal made in writing provided to Parent or any Parent Subsidiary or any of their respective Representatives or, if such Parent Alternative Proposal is not in writing, a reasonably detailed written description of the material terms thereof (including the identity of the Person making such Parent Alternative Proposal and the price), or (ii) a written summary of the material terms of any such inquiry, proposal, offer, request or expression of interest (including the identity of the Person making such inquiry, proposal, offer, request or expression of interest and, as applicable, the nature of the information requested). Without limiting Parent’s other obligations under this Section 6.5, Parent shall keep the Company informed on a timely basis (and in any event within 24 hours) with respect to the status and material terms of any such Parent Alternative Proposal and any material changes to the status of any such discussions or negotiations or the nature of any information requested of Parent with respect thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt) provide the Company with copies of any material correspondence and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Alternative Proposal or any Representative of such Person. Without limiting the foregoing, Parent shall promptly (and in any event within 24 hours after such determination) inform the Company in writing if Parent determines to begin providing non-public information or to engage in discussions or negotiations concerning a Parent Alternative Proposal pursuant to Section 6.5(e)(ii). Parent agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits Parent from providing any information to the Company in accordance with, or otherwise complying with, this Section 6.5.

(e)                                  Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i)                                     comply with all applicable Laws, including by issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Parent Alternative Proposal if the Parent Board determines that its failure to do so would reasonably be likely to constitute a violation of applicable Laws;

(ii)                                  prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Sections 6.5(b)(ii) or 6.5(b)(iii), solely with and to any Person who has made a written, bona fide Parent Alternative Proposal that did not result from a breach of this Section 6.5; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.5(b) may be furnished until Parent receives an executed confidentiality agreement from such Person (an accurate and complete copy of which shall be provided to the Company substantially concurrently with Parent’s entry into such confidentiality agreement) containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.5 (such agreement, a “Parent Acceptable Confidentiality Agreement”), (B) Parent also provides the Company, prior to or substantially concurrently with the time such non-public information is provided or made available to such Person, any non-public information furnished to such other Person that was not previously furnished to the Company, and (C) prior to taking any such actions, the Parent Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and legal counsel, that such Parent Alternative Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and, after consultation with its legal counsel, that the failure to engage in such activities would be a breach of the Parent Board’s fiduciary duties under applicable Law; and

(iii)                               prior to the receipt of the Parent Stockholder Approval, in response to Parent’s receipt of a Parent Alternative Proposal that did not result from a breach of this Section 6.5, if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change in Recommendation, if prior to taking such action (A) Parent Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and legal counsel, that such Parent Alternative Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of this Agreement proposed by the Company in response to such Parent Alternative Proposal), (B) the Parent Board (or a committee thereof) has determined in good faith, after consultation with its legal counsel, that failure to do so would be a breach of the Parent Board’s fiduciary duties under applicable Law, and (C) Parent shall have given notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal, and that Parent intends to take such action, and either (1) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Stockholders Meeting and the fifth Business Day after the date on which such notice is given to the Company, or (2) if the Company within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Parent Board (or any committee thereof), after consultation with its financial advisors and legal counsel, shall, at the end of such period, have determined in good faith that the Parent Alternative Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal; provided, however, that each time material modifications to the financial terms of a Parent Alternative Proposal determined to be a Parent Superior Proposal are made, the time period set forth in this clause (C) following which Parent may effect a Parent Change in Recommendation or terminate this Agreement shall be extended for 48 hours after notification of such change to the Company; provided, further, that during the time periods set forth in this clause (C) above, Parent shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Alternative Proposal would no longer constitute a Parent Superior Proposal.

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change in Recommendation (only of the type contemplated by Section 6.5(c)(i) or Section 6.5(c)(ii)) if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its legal counsel that the failure to take such action would be a breach of the Parent Board’s fiduciary duties under applicable Law, (B) Parent shall have given notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change in Recommendation, and either (1) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of (y) the scheduled time for the Parent Stockholders Meeting and (z) the fifth Business Day after the date on which such notice is given to the Company, or (2) if the Company within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Parent Board (or any committee thereof), after consultation with its legal counsel, shall, at the end of such period, have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change in Recommendation and that the failure to make a Parent Change in Recommendation would be a breach of the Parent Board’s fiduciary duties under applicable Law, provided that during the time periods set forth in this clause (B) above, Parent shall cause its Representatives (including its executive officers) to be available to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change in Recommendation.

(g)                                  For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.5 by any of Parent’s controlled Affiliates or any of their respective Representatives (solely in the case of Representatives, acting at Parent’s or any of Parent’s controlled Affiliates’ direction) shall be a breach of this Section 6.5 by Parent.

6.6                               Access to Information: Confidentiality.

(a)                                 From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior notice, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of the Company’s and the Company Subsidiaries’ properties, offices, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), and Representatives. The Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (ii) all other relevant information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing provisions of this Section 6.6(a), the Company shall not be required to, or to cause any of the Company Subsidiaries to, (i) grant such access if the Company reasonably determines that it would cause significant risk of (A) disrupting or impairing the business or operations of the Company or any of the Company Subsidiaries, (B)

constituting a violation of any contract with respect to confidentiality or non-disclosure owing to a third party (including any Governmental Authority) to which the Company or any of the Company Subsidiaries is a party, (C) constituting a violation of any applicable Law, (D) disclosure of any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or other confidential business information, or (E) resulting in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) grant access to conduct environmental sampling or testing or invasive or subsurface investigations.

(b)                                 From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior notice, Parent shall, and shall cause each of its Subsidiaries to, afford the Company and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of Parent’s and the Parent Subsidiaries’ properties, offices, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), and Representatives. Parent shall furnish promptly to the Company (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by Parent from the SEC concerning compliance with securities Laws and (ii) all other relevant information concerning its and its Subsidiaries’ business, properties and personnel as the Company may reasonably request. Notwithstanding the foregoing provisions of this Section 6.6(b), Parent shall not be required to, or to cause any of the Parent Subsidiaries to, (i) grant such access if Parent reasonably determines that it would cause significant risk of (A) disrupting or impairing the business or operations of Parent or any of the Parent Subsidiaries, (B) constituting a violation of any contract with respect to confidentiality or non-disclosure owing to a third party (including any Governmental Authority) to which Parent or any of the Parent Subsidiaries is a party, (C) constituting a violation of any applicable Law, (D) disclosure of any information that in the reasonable judgment of Parent would result in the disclosure of any trade secrets or other confidential business information, or (E) resulting in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) grant access to conduct environmental sampling or testing or invasive or subsurface investigations.

(c)                                  The Confidentiality Agreement dated as of January 11, 2019 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.7                               Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Other Party; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its parent entity’s capital stock is traded, provided that such Party uses commercially reasonable efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments regarding same; provided, further, that this

Section 6.7 shall not be deemed to restrict in any manner the Company’s ability to communicate with its employees and that the Company shall not be required by this Section 6.7 to consult with, or obtain the approval of, any Other Party with respect to a public announcement in connection with the receipt and existence of a Company Alternative Proposal and matters related thereto or a Company Change in Recommendation.

6.8                               Takeover Laws. None of the Company, Parent or Merger Sub will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement, the Designated Stockholder Voting Agreements or the transactions contemplated hereby.

6.9                               Obligations of Merger Sub. Parent shall take all action reasonably necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.10                        Indebtedness.

(a)                                 From and after the date of this Agreement, and through the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article VIII, Parent shall, and shall cause each of the Parent Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to provide timely cooperation in connection with the satisfaction of all conditions precedent to the Company Borrowing Base Amendment or any Company Refinancing Facility, as applicable, including:

(i)                                     executing and delivering definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be reasonably requested by the Company, and, to the extent reasonably requested by the Company, making available appropriate members of senior management of Parent to assist in the negotiation of such agreements and other documents and instruments;

(ii)                                  using commercially reasonable efforts to provide reasonable assistance to the Company in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with the Company Borrowing Base Amendment or any Company Refinancing Facility, as applicable;

(iii)                               using commercially reasonable efforts to obtain consents of the auditors and the relevant independent reserve engineers of Parent for use of their reports in any materials relating to the Company Borrowing Base Amendment or any Company Refinancing Facility, as applicable, and using commercially reasonable efforts to cause such auditors and independent reserve engineers to cooperate with the Company; and

(iv)                              cooperating with the Company to satisfy the conditions precedent to the Company Borrowing Base Amendment or any Company Refinancing Facility, as applicable, to the extent within the control of Parent or its Affiliates, and taking all corporate or limited liability company actions, subject to the occurrence of the Closing, reasonably requested by the Company to permit the consummation of the Company Borrowing Base Amendment or any Company Refinancing Facility.

(b)                                 Notwithstanding anything to the contrary in this Agreement, the Company will be responsible for the payment of all costs and expenses incurred by either Parent or Company in connection with the cooperation pursuant to and compliance with this Section 6.10.

6.11                        Indemnification; Directors’ and Officers’ Insurance.

(a)                                 Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s Organizational Documents, or, if applicable, the Company Subsidiaries’ Organizational Documents, in each case as in effect on the date of this Agreement and made available to Parent, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each person who (A) is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Company or any Company Subsidiary or (B) was an officer, director or employee of Parent prior to the Effective Time but whose service to Parent in his or her capacity as an officer, director or employee, as applicable, was terminated or severed as part of the transactions contemplated hereby, and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Company or Parent, as and if applicable) serving at the request of or on behalf of the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as and if applicable and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Proceeding and any losses, claims, damages, liabilities, costs, Indemnification Expenses, Judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within five (5) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Proceeding in advance of the final disposition of such Proceeding, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 6.11 extend to acts or omissions occurring at or before the Effective Time and any Proceeding relating thereto (including with respect to any acts or omissions occurring in connection with the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Proceeding relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any Company Subsidiary or Parent or any Parent Subsidiary after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 6.11: (x) the term “Indemnification Expenses” means documented out of pocket attorneys’ fees and expenses and all other reasonable and documented out of pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding for which indemnification is sought pursuant to this Section 6.11, including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Party; and (y) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves, provided that any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any Judgment in any actual or threatened Proceeding in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or Judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b)                                 Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Company’s Organizational Documents or the Company Subsidiaries’ Organizational Documents will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c)                                  Parent’s Organizational Documents, each Parent Subsidiary’s Organizational Documents, the Surviving Entity’s Organizational Documents and each Company Subsidiary’s Organizational Documents will contain provisions no less favorable in the aggregate with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in Parent’s Organizational Documents, each such Parent

Subsidiary’s Organizational Documents, the Company’s Organizational Documents and each such Company Subsidiary’s Organizational Documents, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided, further, that all rights to indemnification in respect of any Proceeding made within such period continue until the disposition of such Proceeding.

(d)                                 Parent and the Company may each, on or prior to the Effective Time, obtain and purchase up to six (6) years of tail coverage for their respective current directors’ and officers’ liability and fiduciary liability insurance policies providing coverage for post-Effective Time claims asserting actual or alleged acts or omissions occurring prior to or at the Effective Time.

(e)                                  If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 6.11.

(f)                                   Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.11.

(g)                                  This Section 6.11 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

6.12                        Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or may become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.13                        Employee Matters.

(a)                                 Until December 31, 2019 (or, if earlier, an applicable Continuing Employee’s termination date) (the “Continuation Period”), Parent shall, and shall cause the Surviving Entity or LLC Sub to, provide to the employees of Parent and its Subsidiaries who remain as employees of Parent and its Subsidiaries following the Effective Time (each, a “Continuing Employee”), compensation and employee benefits (excluding any defined benefit pension, equity or equity-based, deferred compensation or post-termination or retiree health or welfare benefits) in a manner that neither favors nor disfavors such individual, in whole or in part, on the basis of whether such individual was an employee of Parent or any of its Subsidiaries, on the one hand, or the Company or any of its Subsidiaries on the other hand, immediately prior to the Effective Time; provided, however, that this Section 6.13 shall be deemed satisfied in the event Parent should for the Continuation Period, either (i) provide compensation and employee benefits (excluding any defined benefit pension, equity or equity-based, deferred compensation or post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to the compensation and employee benefits (excluding any defined benefit pension, equity or equity-based, deferred compensation or post-termination or retiree health or welfare benefits) to which the Continuing Employees were entitled immediately prior to the Effective Time or (ii) provide compensation and employee benefits (excluding any defined benefit pension, deferred compensation or post-termination or retiree health or welfare benefits) to the Continuing Employees at the same level as applies to similarly situated individuals employed by the Company its Subsidiaries immediately prior to the Effective Time. Nothing herein shall limit the right of Parent or the employing Parent Subsidiary (including the Company and its Subsidiaries) to terminate the employment of any Continuing Employee at any time.  During the Continuation Period, Parent will continue to maintain the Parent Severance Plan or a more favorable severance plan for the benefit of Continuing Employees, and Parent shall ensure the ongoing eligibility of any Continuing Employee who is employed by Parent as of December 31, 2019 and who, as of the Effective Time, was eligible to receive a payment under such plan based on continued service through December 31, 2019.

(b)                                 During the Continuation Period, Parent shall take all commercially reasonable actions necessary or appropriate to permit each Continuing Employee to either continue to participate in the Parent Benefit Plans set forth on Section 5.12(a) of the Parent Disclosure Letter or be eligible to participate in the Company Benefit Plans set forth on Section 4.11(a) of the Company Disclosure Letter. To the extent Parent causes a Continuing Employee to cease to be eligible to participate in a Parent Benefit Plan and instead provides for such Continuing Employee to be eligible to participate in a Company Benefit Plan or other benefit plan sponsored or maintained by Parent or one of its Affiliates (the “Replacement Plans”) during the plan year in which the Closing Date occurs, if such Replacement Plan is a group health plan, Parent shall use commercially reasonable efforts to credit (or cause to be credited) such Continuing Employee, for the year during which such coverage under such Replacement Plan begins, with any deductibles and copayments already incurred during such year under the comparable Parent Benefit Plan. Parent, the Surviving Entity, LLC Sub, their Affiliates, and the Replacement Plans shall recognize each Continuing Employee’s years of service and level of seniority with the Parent and its Subsidiaries (including service and seniority with any other employer that was recognized prior to the Effective Time) for purposes of terms of employment and eligibility to participate, vesting and (for purposes of vacation and severance benefits only) benefit determination (but not for benefit accruals under any defined benefit or retiree welfare arrangement) under the Replacement Plans; provided, however, that (i) such service shall only be credited to the same extent and for the same purpose as such service was credited under the analogous Parent Benefit Plan set forth on Section 5.12(a) of the Parent Disclosure Letter and (ii) no such service shall be credited to the extent doing so would result in a duplication of benefits. Parent shall cause each Replacement Plan that is a group health plan to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to a Continuing Employee to the extent such exclusion or restriction did not apply with respect to such employee under the corresponding Parent Benefit Plan.

(c)                                  Parent expressly agrees and confirms its obligation to abide by and honor all of the terms of the Parent Benefit Plans as such Parent Benefit Plans are in effect, provided that nothing herein shall restrict Parent from amending, modifying or terminating any Parent Benefit Plan in accordance with (and only if permitted under) its terms or pursuant to agreement with an applicable participant, beneficiary or counterparty of or to such Parent Benefit Plan.  Parent and Company further expressly agree that, except to the extent necessary to avoid a violation of Code Section 409A, the transactions contemplated by this Agreement shall be treated as a “change in control” as of the Effective Time for purposes of all Parent Benefit Plans, including the Parent Stock Plans and all applicable employment agreements in effect prior to the Effective Time to which any employee of Parent or its Subsidiaries is a party. Parent agrees to satisfy promptly all applicable severance, retention and change in control payments and benefits owing to Parent employees, directors and other service providers under the Parent Benefit Plans.  Without limiting the foregoing, (i) with respect to any employee of Parent and its Subsidiaries whose employment is terminated without “cause” (as such term is defined in the applicable Parent Benefit Plan, but also including employees who are deemed to be terminated without cause pursuant to Section 6.13(d) below) on or within one year after the Closing Date, (A) all Parent Stock Options held by such employee shall become fully vested, (B) all Parent RSUs held by such employee shall become fully vested and shall be settled promptly upon termination, (C) all Parent PSUs that are subject to the achievement of specific Parent stock price levels shall be deemed earned at the level specified in Section 3(e)(ii) of the applicable award agreement and shall become vested and settled promptly upon termination, (D) all Parent PSUs that are not described in the foregoing clause (C) shall be deemed earned at the target level of such award and shall become vested and settled promptly upon termination, and (E) all cash amounts pursuant to the “Share Buyback Equalization Program” approved by the Company Board on December 21, 2018 (the “Equalization Program”) that are owing to such Parent employee(s) shall be paid promptly upon termination, (ii) all Parent RSUs held by members of the Parent Board shall become fully vested and shall be settled promptly upon the Closing Date, and (iii) all cash amounts pursuant to the Equalization Program that are owing to non-employee directors of the Company shall be paid promptly upon the Closing Date.

(d)                                 At least one Business Day prior to the Closing Date, Parent shall cease contributions to, and adopt written resolutions to terminate, the Midstates Petroleum Company, LLC 401(k) Plan (the “Parent 401(k) Plan”) and to one hundred percent vest all participants under the Parent 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date.  Prior to the execution of any such resolutions, Parent shall provide the Company unexecuted draft resolutions for Company’s review and consent.

(e)                                  For purposes of Section 6.13(c) and for purposes of eligibility to receive severance payments under the Parent Severance Plan (or a replacement plan maintained or implemented in compliance with the last sentence of Section 6.13(a)), an employee of Parent shall be deemed to have been terminated without “cause” if such employee incurs a termination of employment with Parent or any of its Subsidiaries on or within one year after the Closing Date on account of such employee refusing to either (i) relocate his or her principal place of employment to a location that is more than 50 miles from his or her then current principal place of employment, or (ii) accept a job position that would result in a material diminution in duties, authority or responsibility.

(f)                                   Nothing in this Agreement shall constitute the establishment of or an amendment to, or be construed as establishing or amending, any benefit or compensation plan, program, contract, arrangement or agreement sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries, and, subject to the last sentence of Section 6.13(a), nothing in this Agreement shall be deemed to alter or limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Surviving Entity and, following consummation of the LLC Sub Merger, LLC Sub) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement. The provisions of this Section 6.13 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any Company Subsidiary), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

(g)                                  Parent agrees, upon the Company’s reasonable request, to facilitate discussions between Parent and Company employees a reasonable time in advance of the Closing Date regarding employment, retention, consulting or other arrangements to be effective following the consummation of the Merger.

6.14                        Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Company or its respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to participate in the defense or settlement of any security holder litigation against Parent or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

6.15                        Cessation of Quotation. The Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions and all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the OTCQX to cause the cessation of quotation of Company Common Stock on the OTCQX on the Closing Date and prior to the Effective Time.

6.16                        Preparation of Form S-4 and Joint Proxy Statement/Prospectus.

(a)                                 As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company and Parent shall jointly prepare and cause to be filed with the SEC, in a form mutually acceptable to the Parties, a joint proxy statement/prospectus to be sent to the respective holders of Company Common Stock and Parent Common Stock in connection with the Company Stockholders Meeting and Parent Stockholders Meeting and the prospectus relating to the shares of Parent Common Stock to be issued in connection with the Merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”), and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger. Each of the Company and Parent shall use its commercially reasonable efforts to ensure that the Form S-4 and the Joint Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act and the Securities Act and with all other applicable Law. Each of the Company and Parent, as applicable, shall ensure that the Joint Proxy Statement/Prospectus includes (i) the opinion of its financial advisor referred to in Section 4.24 and Section 5.25, as applicable, (ii) the Tax opinions referred to in Section 6.18(b) and (iii) a summary of the financial analysis conducted by such respective financial advisor. Subject to Section 6.4, Section 6.5 and Section 6.16(d), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation and Parent Board Recommendation. Parent and the Company shall use their respective commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as possible after filing thereof (including by responding to any comments of the SEC). Parent and the Company shall also make all necessary filings with respect to the Merger and the transactions contemplated herein under the Securities Act and the Exchange Act and any necessary state or “blue sky” securities Laws in connection with the issuance of shares of Parent Common Stock.  Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to the respective holders of Parent Common Stock and Company Common Stock as soon as practicable after the Form S-4 is declared effective by the SEC.

(b)                                 Each of Parent and the Company shall furnish all information concerning such Party and its Affiliates to the Other Party, and provide such other assistance, as may be reasonably requested by such Other Party and shall otherwise reasonably assist and cooperate with the Other Party in the preparation, filing, and, as applicable, distribution of the Joint Proxy Statement/Prospectus and the Form S-4 and the resolution of any comments received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval and Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent that is required to be set forth in an amendment or supplement to either the Joint Proxy Statement/Prospectus or the Form S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Joint Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the respective holders of Parent Common Stock and Company Common Stock, as applicable.

(c)                                  The Parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between any Party and/or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and (ii) all stop orders of the SEC relating to the Joint Proxy Statement/Prospectus or the Form S-4. Each Party shall give the Other Party and its counsel a reasonable opportunity to participate in preparing the proposed response by such Party to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and such Party shall give reasonable consideration to such comments. Unless, in the case of Parent, the Parent Board has made a Parent Change in Recommendation or, in the case of the Company, the Company Board has made a Company Change in Recommendation:

(i)                                     each of Parent and the Company shall use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement/Prospectus and (2) to have the SEC advise Parent and the Company as promptly as reasonably practicable that the SEC has no further comments on the Joint Proxy Statement/Prospectus; and

(ii)                                  each of Parent and the Company shall file the Joint Proxy Statement/Prospectus in definitive form with the SEC and cause such definitive Joint Proxy Statement/Prospectus to be sent to the respective holders of Parent Common Stock and Company Common Stock as promptly as reasonably practicable after the SEC advises Parent and the Company that the SEC has no further comments on the Joint Proxy Statement/Prospectus.

(d)                                 No amendment or supplement to the Joint Proxy Statement/Prospectus or the Form S-4 will be made by the Company or Parent without the approval of the Other Party, which approval shall not be unreasonably withheld, conditioned or delayed, provided that (i) the Company in connection with a Company Change in Recommendation made in compliance with the terms hereof may (and Parent shall comply with any request by the Company to) amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (A) a Company Change in Recommendation, (B) a statement of the reasons of the Company Board for making such a Company Change in Recommendation and (C) additional information reasonably related to the foregoing and (ii) Parent in connection with a Parent Change in Recommendation made in compliance with the terms hereof may (and the Company shall comply with any request by Parent to) amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (A) a Parent Change in Recommendation, (B) a statement of the reasons of the Parent Board for making such a Parent Change in Recommendation and (C) additional information reasonably related to the foregoing.

6.17                        Company Stockholders Meeting; Parent Stockholders Meeting; Other Approvals.

(a)                                 The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC (and in any event no later than forty-five days thereafter). Except as otherwise expressly permitted by Section 6.4, the Company shall (i) through the Company

Board, recommend, including through a recommendation in the Joint Proxy Statement/Prospectus, that the holders of Company Common Stock vote in favor of the approval of the adoption of this Agreement at the Company Stockholders Meeting and (ii) solicit from holders of Company Common Stock proxies in favor of the approval of the adoption of this Agreement. Notwithstanding anything to the contrary in this Agreement (except for the sentence immediately following this sentence), the Company (A) shall be required to adjourn or postpone the Company Stockholders Meeting (1) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the holders of Company Common Stock within a reasonable amount of time in advance of the Company Stockholders Meeting or (2) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (B) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty Business Days after the date for which the Company Stockholders Meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clause (A)(1) and clause (A)(2) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (B) exist) and provided, further, that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date, as the same may be postponed in accordance with the terms of this Agreement. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.4(e) or Section 6.4(f). Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.17(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Alternative Proposal or Company Superior Proposal, or by any Company Change in Recommendation. If requested by Parent, the Company shall promptly provide to Parent all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.

(b)                                 Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold the Parent Stockholders Meeting for the purpose of obtaining the Parent Stockholder Approval, as promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC (and in any event no later than forty-five days thereafter). Except as otherwise expressly permitted by Section 6.5, Parent shall (i) through the Parent Board, recommend, including through a recommendation in the Joint Proxy Statement/Prospectus, that the holders of Parent Common Stock vote in favor of the approval of the adoption of this Agreement at the Parent Stockholders Meeting and (ii) solicit from holders of the Parent Common Stock proxies in favor of the approval of the adoption of this Agreement. Notwithstanding anything to the contrary in this Agreement (except for the sentence immediately following this sentence), Parent (A) shall be required to adjourn or postpone the Parent Stockholders Meeting (1) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the holders of Parent Common Stock within a reasonable amount of time in advance of the Parent Stockholders Meeting or (2) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (B) may, and at the Company’s request shall, adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty Business Days after the date for which the Parent Stockholders Meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clause (A)(1) and clause (A)(2) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (B) exist) and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date, as the same may be postponed in accordance with the terms of this Agreement. Notwithstanding the foregoing, Parent may adjourn or postpone the Parent Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.5(e) or Section 6.5(f). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with this Section 6.17(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Alternative Proposal or Parent Superior Proposal, or by any Parent Change in Recommendation. If requested by the Company, Parent shall promptly provide to the Company all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representatives.

(c)                                  Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws or equivalent Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.18                        Intended Tax Treatment.

(a)                                 The Parties intend that the Integrated Mergers, taken together, will qualify for the Intended Tax Treatment, shall report the Integrated Mergers, taken together, as such for U.S. federal and applicable state and local income Tax purposes and shall not take any position inconsistent with such treatment unless otherwise required to do so pursuant to a final determination within the meaning of Section 1313(a) of the Code or applicable state or local income Tax Law. Both prior to and following the Effective Time, Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Integrated Mergers, taken together, to qualify for the Intended Tax Treatment, including by reasonably refraining from any action that such party knows, or is reasonably expected to know, would impede or prevent the Intended Tax Treatment.

(b)                                 Parent and the Company shall cooperate and use, and shall cause their respective Subsidiaries to cooperate and use, their commercially reasonable efforts to obtain any Tax opinions required to be filed with the SEC in connection with the filing of the Form S-4. Such efforts shall include (i) Parent, Merger Sub and LLC Sub delivering to Latham & Watkins LLP and Kirkland & Ellis LLP Tax representation letters in substantially the form set forth in Exhibit C and (ii) the Company delivering to Latham & Watkins LLP and Kirkland & Ellis LLP Tax representation letters in substantially the form set forth in Exhibit D, in each case, with any modifications thereto that are reasonably requested by counsel and dated and executed as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined reasonably necessary by Latham & Watkins LLP or Kirkland & Ellis LLP in connection with the filing of the Form S-4 or its exhibits.

(c)                                  Parent and the Company shall cooperate and use, and shall cause their respective Subsidiaries to cooperate and use, their commercially reasonable efforts to obtain the Company Tax Opinion and Parent Tax Opinion. Such efforts shall include (i) Parent, Merger Sub and LLC Sub delivering to Latham & Watkins LLP and Kirkland & Ellis LLP Tax representation letters in substantially the form set forth in Exhibit C and (ii) the Company delivering to Latham & Watkins LLP and Kirkland & Ellis LLP Tax representation letters in substantially the form set forth in Exhibit D, in each case, with any modifications thereto that are reasonably requested by Latham & Watkins LLP or Kirkland & Ellis LLP and dated and executed as of the date of the Company Tax Opinion and Parent Tax Opinion.

(d)                                 This Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

6.19                        Treatment of Company Warrants. Prior to the Effective Time, Parent and the Company shall make all necessary and appropriate provisions to ensure that, pursuant to the terms of the Company Warrant Agreement, holders of the Company Warrants have the right to acquire and receive, upon the exercise of such warrants, the number of shares of Parent Common Stock that would have been issued or paid to the holders of the Company Warrants if such holders were to have exercised the Company Warrants immediately prior to the Effective Time, including Parent’s assumption by written instrument of the obligations to deliver to each such holder such shares of Parent Common Stock pursuant to the terms of the Company Warrant Agreement.

6.20                        Treatment of Company Registration Rights Agreement. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to cause the assumption by Parent of the obligations of the Company under that certain Registration Rights Agreement, dated May 4, 2017, by and between the Company and certain holders of Company Common Stock party thereto (the “Company Registration Rights Agreement”), which efforts shall include negotiating in good faith to enter into a consolidated registration rights agreement among Parent and the holders of Company Common Stock that are party to the Company Registration Rights Agreement and the holders of Parent Common Stock that are party to that certain Registration Rights

Agreement, dated October 21, 2016, by and between Parent and certain holders of Parent Common Stock party thereto.

6.21                        Waiver of Company Change in Control Payments. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain written waivers from any current or former director, officer, employee, contractor, consultant of the Company or any Company Subsidiary for which the consummation of the Merger would accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation, equity award or other benefits under any Company Benefit Plan (the “Company CIC Payments”), with such waivers to expressly waive the right to receive any such Company CIC Payments in relation to the consummation of the Merger.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

7.1                               Mutual Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or waiver by both the Company and Parent) of each of the following:

(a)                                 Stockholder approvals. The Parent Stockholder Approval and Company Stockholder Approval shall have been obtained.

(b)                                 Effectiveness of Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or Proceeding seeing a stop order.

(c)                                  No Injunctions or Restraints. No Law (whether preliminary, temporary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Entity having jurisdiction over any Party restraining, enjoining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect, and no Proceeding before a Governmental Entity seeking such a Law shall be pending.

(d)                                 Regulatory Approval. All Consents necessary, proper or advisable to consummate the Merger shall have been obtained and all applicable waiting periods under the HSR Act shall have expired or been terminated.

(e)                                  Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.2                               Conditions to Parent’s and Merger Sub’s Obligations to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub, to the extent permitted by applicable Law:

(a)                                 the representations and warranties of the Company contained in (i) this Agreement (other than in Section 4.2(a) and Section 4.8(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (ii) Section 4.2(a) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any Immaterial Inaccuracies, and (iii) Section 4.8(a) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time;

(b)                                 the Company shall have performed or complied in all material respects with its obligations or covenants under the Agreement required to be performed or complied with by it under the Agreement at or prior to the Effective time;

(c)                                  prior to the Effective Time, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer that the conditions set forth in clauses (a), (b) and (c) above shall have occurred and be continuing as of the Effective Time; and

(d)                                 Parent shall have received a written Tax opinion from Latham & Watkins LLP, counsel to Parent (or, if Latham & Watkins LLP is unable to deliver such opinion, Kirkland & Ellis LLP), dated as of the Closing Date, in form and substance reasonably satisfactory to Parent and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Integrated Mergers, taken together, will qualify for the Intended Tax Treatment (the “Parent Tax Opinion”). Latham & Watkins LLP or Kirkland & Ellis LLP, as applicable, shall be entitled to rely upon customary assumptions, representations, warranties, and covenants from each of the Company, Parent, Merger Sub and LLC Sub (or any other relevant parties), in each case, in form and substance reasonably satisfactory to Latham & Watkins LLP or Kirkland & Ellis LLP, as applicable, including Tax representation letters in substantially the forms set forth in Exhibit C hereto and Exhibit D hereto, with any modifications to such representation letters that are reasonably requested by Latham & Watkins LLP or Kirkland & Ellis LLP, as applicable. Each such representation letter shall be dated as of the date of the Parent Tax Opinion.

7.3                               Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, to the extent permitted by applicable Law:

(a)                                 the representations and warranties of Parent contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.9(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (ii) Section 5.2(a) shall be true and correct as of the date of this

Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any Immaterial Inaccuracies, and (iii) Section 5.9(a) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time;

(b)                                 Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations or covenants under the Agreement required to be performed or complied with by them under the Agreement at or prior to the Effective time;

(c)                                  not less than three (3) Business Days prior to the Closing Date, the Company shall have received payoff letters from each holder of Payoff Indebtedness that will be outstanding immediately prior to the Closing, in form reasonably satisfactory to the Company, setting forth the total amounts payable to each such holder, agent and trustee of such Payoff Indebtedness to fully satisfy all principal, interest, and all fees, costs and expenses as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement of each such holder, agent and trustee of Payoff Indebtedness that upon payment in full of such amounts owed to such holder, agent or trustee, the loan documents and, if applicable, the indenture documents related to such Payoff Indebtedness shall be terminated with respect to Parent and the Parent Subsidiaries that are borrowers, issuers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and such holder, agent or trustee shall release and terminate all Liens on Parent and the Parent Subsidiaries and their respective assets and equity securing such Payoff Indebtedness (the “Payoff Letters”), together with any applicable documents necessary to evidence the release and termination of all Liens on Parent and the Parent Subsidiaries and their respective assets and equity securing, and any guarantees by Parent and the Parent Subsidiaries in respect of, such Payoff Indebtedness;

(d)                                 prior to the Effective Time, Parent shall deliver to the Company a certificate, signed on behalf of Parent by its chief executive officer or chief financial officer that the conditions set forth in clauses (a) and (b) above shall have occurred and be continuing as of the Effective Time; and

(e)                                  The Company shall have received a written Tax opinion from Kirkland & Ellis LLP, counsel to the Company (or, if Kirkland & Ellis LLP is unable to deliver such opinion, Latham & Watkins LLP), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Integrated Mergers, taken together, will qualify for the Intended Tax Treatment (the “Company Tax Opinion”). Kirkland & Ellis LLP or Latham & Watkins LLP, as applicable, shall be entitled to rely upon customary assumptions, representations, warranties, and covenants from each of the Company, Parent, Merger Sub and LLC Sub (or any other relevant parties), in each case, in form and substance reasonably satisfactory to Kirkland & Ellis LLP or Latham & Watkins LLP, as applicable, including Tax representation letters in substantially the forms set forth in Exhibit C hereto and Exhibit D hereto, with any modifications to such representation letters that are reasonably requested by Kirkland & Ellis LLP or Latham & Watkins LLP, as applicable. Each such representation letter shall be dated as of the date of the Company Tax Opinion.

7.4                               Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3 to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1                               Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a)                                 by the mutual written consent of the Company and Parent;

(b)                                 by the Company or Parent if there is in effect a final nonappealable order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or if there is adopted any Law that permanently makes consummation of the transactions illegal or otherwise permanently prohibited, provided that the right to terminate this Agreement under this Section 8.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to a material breach by the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, of this Agreement;

(c)                                  by the Company or Parent if, (i) after final adjournment or postponement of the Parent Stockholders Meeting at which a vote of the holders of Parent Common Stock has been taken in accordance with this Agreement, the Parent Stockholder Approval has not been obtained or (ii) after final adjournment or postponement of the Company Stockholders Meeting at which a vote of the holders of Company Common Stock has been taken in accordance with this Agreement, the Company Stockholder Approval has not been obtained;

(d)                                 by Parent if (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of the Company becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Company of notice of such breach, failure or untruth from Parent, provided that Parent and Merger Sub are not in material breach of this Agreement and that no Parent Designated Stockholder is in material breach of its obligations under the applicable Designated Stockholder Voting Agreement;

(e)                                  by the Company if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of notice of such breach, failure or untruth from the Company, provided that the Company is not in material breach of this Agreement and that no Company Designated Stockholder is in material breach of its obligations under the applicable Designated Stockholder Voting Agreement;

(f)                                   by the Company or Parent if the Closing does not occur on or before the date that is six (6) months from the date hereof (the “Outside Date”), provided that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(g)                                  by Parent, if (i) prior to, but not after, the time the Company Stockholder Approval is obtained, the Company Board (or a committee thereof) shall have effected a Company Change in Recommendation or (ii) the Company is in violation in any material respect of its obligations under Section 6.4;

(h)                                 by the Company, if (i) prior to, but not after, the time the Parent Stockholder Approval is obtained, the Parent Board (or a committee thereof) shall have effected a Parent Change in Recommendation or (ii) Parent is in violation in any material respect of its obligations under Section 6.5;

(i)                                     by Parent, if any of the Company Designated Stockholders fail to execute and deliver to Parent the applicable Designated Stockholder Voting Agreement within one business day following the execution of this Agreement; and

(j)                                    by the Company if any of the Parent Designated Stockholders fail to execute and deliver to the Company the applicable Designated Stockholder Voting Agreement within one business day following the execution of this Agreement.

8.2                               Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 8.1, written notice thereof shall be given to the Other Party, and this Agreement will terminate without further action by Parent or the Company.

8.3                               Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 8.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company, provided that the agreements and obligations of the Parties set forth in Section 6.6(c), this Section 8.3, Section 8.4 and Article IX hereof will survive any such termination and are enforceable hereunder; provided, further, that nothing in this Section 8.3 relieves any of Parent, Merger Sub or the Company of any liability for fraud or any Willful Breach of this Agreement occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity (in the case of the Confidentiality Agreement, subject to the terms thereof). “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case, that is the consequence of an act or omission by a Party with the

Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a material breach of this Agreement.

8.4                               Fees and Expense Reimbursement.

(a)                                 In the event that (i) a Company Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Company Board prior to, and not withdrawn at the time of, the Company Stockholders Meeting, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d) (Company Terminable Breach) or by the Company or Parent pursuant to Section 8.1(f) (Outside Date) or Section 8.1(c)(ii) (Failure to Obtain Company Stockholder Approval), and (iii) the Company enters into a definitive agreement with respect to, or consummates, a Company Alternative Proposal within 12 months after the date this Agreement is terminated, then the Company will pay to Parent the Company Termination Fee, within two (2) Business Days of the consummation of such Company Alternative Proposal. For purposes of this Section 8.4(a), any reference in the definition of Company Alternative Proposal to “15%” shall be deemed to be to be a reference to “more than 50%.”

(b)                                 In the event that (i) a Parent Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Parent Board prior to, and not withdrawn at the time of, the Parent Stockholders Meeting, (ii) this Agreement is terminated by the Company pursuant to Section 8.1(e) (Parent Terminable Breach) or by Parent or the Company pursuant to Section 8.1(f) (Outside Date) or Section 8.1(c)(i) (Failure to Obtain Parent Stockholder Approval), and (iii) Parent enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date this Agreement is terminated, then Parent will pay to the Company the Parent Termination Fee, within two (2) Business Days of the consummation of such Parent Alternative Proposal. For purposes of this Section 8.4(b), any reference in the definition of Parent Alternative Proposal to “15%” shall be deemed to be to be a reference to “more than 50%.”

(c)                                  In the event this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c)(ii) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 8.1(d) (Company Terminable Breach), then the Company will pay to Parent the Parent Expenses (unless Parent is then entitled to terminate this Agreement pursuant to Section 8.1(g) (Company Change in Recommendation or Material Breach of Non-Solicit), in which event the Company will pay to Parent the Company Termination Fee) within two (2) Business Days after the date of such termination.

(d)                                 In the event this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c)(i) (Failure to Obtain Parent Stockholder Approval) or by Company pursuant to Section 8.1(e) (Parent Terminable Breach), then Parent will pay to the Company the Company Expenses (unless the Company is then entitled to terminate this Agreement pursuant to Section 8.1(h) (Parent Change in Recommendation or Material Breach of Non-Solicit), in which event Parent will pay to the Company the Parent Termination Fee) within two (2) Business Days after the date of such termination.

(e)                                  In the event this Agreement is terminated by Parent pursuant to Section 8.1(g) (Company Change in Recommendation or Material Breach of Non-Solicit), the

Company will pay to Parent the Company Termination Fee within two (2) Business Days after the date of such termination.

(f)                                   In the event this Agreement is terminated by the Company pursuant to Section 8.1(e) (Parent Change in Recommendation or Material Breach of Non-Solicit), then Parent will pay to the Company the Parent Termination Fee within two (2) Business Days after the date of such termination.

(g)                                  Any payment of the Parent Termination Fee, the Company Termination Fee, Parent Expenses or Company Expenses will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(h)                                 Each of the Parties acknowledges that the provisions of this Section 8.4 are an integral part of the transactions contemplated hereby and that, without these agreements, the Other Party would not enter into this Agreement. The Parties agree that (i) in the event that the Company pays the Company Termination Fee to Parent, the Company has no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby and (ii) in the event that Parent pays the Parent Termination Fee to the Company, Parent and Merger Sub have no further liability to the Company of any kind in respect of this Agreement and the transactions contemplated hereby. Each Party further acknowledges that any such Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company or Parent and Merger Sub, as applicable, in the circumstances under which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contained herein, including the Merger. In addition, if either the Company or Parent fails to pay in a timely manner any amount due pursuant to this Section 8.4, then (i) such Party shall reimburse the other Party for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims or Proceedings commenced and (ii) such Party shall pay to the other Party interest on the amounts payable pursuant to this Section 8.4, including the costs and expenses described in clause (i) of this Section 8.4(h) from and including the date payment of such amounts were due through the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus six percent (6%).

(i)                                     As used herein, “Parent Termination Fee” means an amount equal to $4,500,000, and “Company Termination Fee” means an amount equal to $4,500,000 (each, a “Termination Fee”).

(j)                                    In no event shall Parent or Company be entitled to more than one payment of a Parent Termination Fee, Company Termination Fee, Parent Expenses or Company Expenses, as applicable, in connection with this Agreement.

(k)                                 Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Parent shall bear and pay the expenses incurred in connection with the filing of the Form S-4 and the printing and mailing to the holders of Parent Common of the Joint Proxy Statement/Prospectus

Stock and the Company shall bear and pay the expenses incurred in connection with the filing, printing and mailing to the holders of Company Common Stock of the Joint Proxy Statement/Prospectus.

ARTICLE IX
MISCELLANEOUS

9.1                               Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the Parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that there will be no amendment or change to the provisions of this Agreement that by Law would require approval by the Company stockholders unless such approval is obtained.

9.2                               Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

9.3                               Notices. All notices and other communications hereunder will be in writing and deemed given if (a) delivered personally, (b) if transmitted by facsimile (upon confirmation of transmission by the transmitting equipment) (c) if transmitted by electronic mail (“e-mail”) (if confirmation of receipt of such e-mail is requested and received), or (d) mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided that notices of a change of address will be effective only upon receipt thereof):

(a)                                 If to Parent or Merger Sub, to:

Midstates Petroleum Company, Inc.

321 South Boston, Suite 1000

Tulsa, OK 74103

Attention: Scott C. Weatherholt

Email:            scott.weatherholt@midstatespetroleum.com

With a copy to (which does not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Ryan J. Maierson and William N. Finnegan IV

Email:            ryan.maierson@lw.com

bill.finnegan@lw.com

Facsimile: (713) 546-5401

(b)                                 If to the Company, to:

Amplify Energy Corp.

500 Dallas Street, Suite 1700

Houston, Texas 77002

Attention: Eric Willis

Email:            eric.willis@amplifyenergy.com

With a copy to (which does not constitute notice):

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

Attention: Doug Bacon, P.C. and Kim Hicks

Email:            doug.bacon@kirkland.com

kim.hicks@kirkland.com

Facsimile: (713) 835-3601

9.4                               Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Party, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Parent Subsidiary, (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent but, in each case, no such assignment shall relieve the Parent of any of its obligations hereunder and (c) the Company may assign any of its rights (but not delegate any of its obligations) under Section 8.4 to one or more wholly owned Subsidiaries. Any purported assignment not permitted under this Section 9.4 shall be null and void.

9.5                               Entire Understanding: No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes, the Confidentiality Agreement, the Designated Stockholder Voting Agreements, the Company Disclosure Letter and the Parent Disclosure Letter) and the documents, instruments and other agreements among the Parties as contemplated by or referenced herein, together with the Confidentiality Agreement, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and herein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors except (a) as provided in Section 6.11 (which will be to the benefit of the Persons referred to in such Section) and (b) following the Effective Time, the rights of holders of Company Common Stock to receive the Merger Consideration.

9.6                               Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions of this Agreement in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

9.7                               Governing Law; Venue; Waiver of Jury Trial.

(a)                                 THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)                                 THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE LACKS JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

9.8                               No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party hereto has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

9.9                               Affiliate Liability.

(a)                                 Each of the following is referred to as a “Company Affiliate” for purposes of this Section 9.9: (i) any Company Designated Stockholder, (ii) any Affiliate of any Company Designated Stockholder (other than the Company) and (iii) any director, officer, employee, Representative or agent of the Company, any Company Designated Stockholder or any Affiliate of any Company Designated Stockholder. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the applicable Designated Stockholder Voting Agreement between such Company Designated Stockholder and Parent.

(b)                                 Each of the following is referred to as a “Parent Affiliate” for purposes of this Section 9.9: (i) any Parent Designated Stockholder, (ii) any Affiliate of any Parent Designated Stockholder (other than Parent) and (iii) any director, officer, employee, Representative or agent of Parent, any Parent Designated Stockholder or any Affiliate of any Parent Designated Stockholder. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby, and the Company hereby waives and releases all claims of any such liability and obligation, except in each case as expressly provided by the applicable Designated Stockholder Voting Agreement between such Parent Designated Stockholder and the Company.

9.10                        Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VIII, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.10. Each Party further agrees that neither the Other Party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.11                        Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Surviving Entity when due (except as otherwise set forth in this Agreement).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

COMPANY

AMPLIFY ENERGY CORP.

By:	/s/ Kenneth Mariani
Name:	Kenneth Mariani
Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

PARENT

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	President and Chief Executive Officer

MERGER SUB

MIDSTATES HOLDINGS, INC.

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

Exhibit A

Certificate of Incorporation of the Company

[see attached]

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AMPLIFY ENERGY CORP.

1.              Name.  The name of the corporation is Amplify Energy Corp. (the “Corporation”).

2.              Address; Registered Office and Agent.  The address of the Corporation’s registered office is 850 New Burton Road, Suite 201, Dover, Delaware 19904 (Kent County). The name of the registered agent of the Corporation at that address is Cogency Global Inc.

3.              Purposes.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.              Number of Shares.  The total number of shares of all classes of stock which the Corporation shall have authority to issue one (1) share of common stock, par value $0.01 per share (the “Common Stock”).

5.              Voting Powers. Each holder of Common Stock, as such, shall be entitled to one vote in person or by proxy for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

6.              Election of Directors.   Unless and except to the extent that the By-laws of the Corporation (the “By-laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

7.              Limitation of Liability; Indemnification.  The Corporation hereby eliminates, to the fullest extent permitted by law (as contemplated by Section 102(b)(7) of the DGCL), the personal liability of any person who serves as a director of the Corporation to the Corporation and/or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In the event that it is determined that Delaware law does not apply, the liability of a director of the Corporation to the company or its stockholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law. Any repeal of modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

8.              Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”), and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article 8.

Exhibit B

Form of LLC Sub Merger Agreement

[see attached]

Form of LLC Sub Merger Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of         is by and between Amplify Energy Corp., a Delaware corporation (the “Company”), and Alpha Mike Holdings, LLC, a Delaware limited liability company (“LLC Sub,” and together with the Company, the “Parties”) and a wholly owned subsidiary of Midstates Petroleum Company, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, LLC Sub is an entity disregarded as separate from Parent for U.S. federal income tax purposes;

WHEREAS, Parent, the Company, and Midstates Holdings, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger dated as of May 5, 2019 (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub was merged with and into the Company (the “First Merger”), with the Company as the surviving corporation (the “Surviving Corporation”);

WHEREAS, the Merger Agreement provides that immediately following the First Merger, the Surviving Corporation shall be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and that the Merger Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, it is proposed that LLC Sub and the Surviving Corporation enter into this Agreement to effectuate the Second Merger;

WHEREAS, the sole member of LLC Sub has approved this Agreement and the transactions contemplated hereby, including the Second Merger; and

WHEREAS, the Board of Directors of the Company has (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Second Merger, (ii) resolved to submit this Agreement to the stockholders of the Company for adoption, and (iii) recommended that the stockholders of the Company approve the adoption of this Agreement and the transactions contemplated hereby, including the Second Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
 THE SECOND MERGER

1.1                               Second Merger. At the Second Merger Effective Time (as defined below), upon the terms and subject to the conditions hereof and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall be merged with and into LLC Sub, whereupon the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence as a limited liability company under the laws of the State of Delaware (the “Surviving Entity”).

1.2                               Effective Time of the Second Merger. LLC Sub shall execute and file a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the requirements of the DGCL and the DLLCA, and make any other filings or recordings as may be required by Delaware law in connection with the Second Merger. Subject to the provisions of this Agreement and the Merger Agreement, the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).

1.3                               Effects of the Second Merger. At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

1.4                               Cancellation of Surviving Corporation Common Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.0001 per share, of the Surviving Corporation (the “Common Stock”) issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

1.5                               Surviving Entity Membership Interests. The limited liability company interests in LLC Sub shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.

ARTICLE II
 THE SURVIVING ENTITY

2.1                               Certificate of Formation. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of LLC Sub (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.

2.2                               Limited Liability Company Agreement. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Operating Agreement of LLC Sub, as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Limited Liability Company Operating Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.

2.3                               Intended Tax Treatment. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Merger Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

ARTICLE III
 CONDITION

3.1                               Condition to Each Party’s Obligations to Effect the Second Merger. The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Second Merger by the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon and the sole member of LLC Sub in accordance with the DGCL and the DLLCA, respectively.

ARTICLE IV
 MISCELLANEOUS

4.1                               Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.2                               Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to any conflicts of law principles.

4.3                               Amendment. No provision of this Agreement may be amended, changed, or modified in any manner, orally or otherwise, except by an instrument in writing signed by the Parties.

4.4                               Further Assurances. The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of Delaware to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

4.5                               Complete Agreement. This Agreement and the Merger Agreement contain the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.

4.6                               Successors; Binding Effect; Third Parties. This Agreement shall be binding on the successors of the Surviving Corporation and LLC Sub. Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.

4.7                               Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Amplify Energy Corp.

By:
Name:
Title:

Alpha Mike Holdings, LLC

By:
Name:
Title:

[Signature Page to LLC Sub Merger Agreement]

Exhibit C

Form of Tax Representation Letter of Parent, Merger Sub and LLC Sub

[see attached]

Exhibit D

Form of Tax Representation Letter of the Company

[see attached]